Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except share and per share data)
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of The Clorox Company’s (the Company or Clorox) financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K.
The following sections are included herein:
•Executive Overview
•Results of Operations
•Financial Position and Liquidity
•Contingencies
•Quantitative and Qualitative Disclosures about Market Risk
•Recently Issued Accounting Standards
•Critical Accounting Policies and Estimates
•Summary of Non-GAAP Financial Measures
EXECUTIVE OVERVIEW
Clorox is a leading multinational manufacturer and marketer of consumer and professional products with fiscal year 2020 net sales of $6,721 and approximately 8,800 employees worldwide as of June 30, 2020. Clorox sells its products primarily through mass retailers, grocery outlets, warehouse clubs, dollar stores, home hardware centers, drug, pet and military stores, third-party and owned e-commerce channels, and distributors. Clorox markets some of the most trusted and recognized consumer brand names, including its namesake bleach and cleaning products, Pine-Sol® cleaners; Liquid-Plumr® clog removers; Poett® home care products; Fresh Step® cat litter; Glad® bags and wraps; Kingsford® grilling products; Hidden Valley® dressings; Brita® water-filtration products; Burt’s Bees® natural personal care products; and RenewLife®, Rainbow Light®, Natural Vitality®, NeoCell® and Stop Aging Now® vitamins, minerals and supplements. The Company also markets industry-leading products and technologies for professional customers, including those sold under the CloroxPro™ and the Clorox Healthcare® brand names. The Company has operations in more than 25 countries or territories and sells its products in more than 100 markets.
The Company primarily markets its leading brands in midsized categories considered to be financially attractive. Most of the Company’s products compete with other nationally advertised brands within each category and with “private label” brands.
The Company operates through strategic business units (SBUs) which are also the Company’s operating segments. These SBUs are then aggregated into four reportable segments. In the fourth quarter of fiscal year 2020, the Company realigned its reportable segments following operational and systems integration. The Digestive Health and Dietary Supplements SBUs, previously included in the Household and Lifestyle reportable segments, respectively, were combined into a new Vitamins, Minerals and Supplements (VMS) SBU, and the Home Care and Laundry SBUs, previously included in the Cleaning reportable segment, were combined to create the Cleaning SBU. These newly established SBUs, along with the Professional Products SBU, now make up the new Health and Wellness reportable segment due to their shared economic and qualitative characteristics. All periods presented have been recast to reflect this change. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning products, professional products, and vitamins, minerals and supplement products mainly marketed and sold in the U.S. Products within this segment include cleaning products such as laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Clorox® Scentiva®, Formula 409®, Liquid-Plumr®, Pine-Sol® and Tilex® brands; professional cleaning and disinfecting products under the CloroxPro™, Clorox Healthcare®, and Clorox® Total 360® brands and professional food service products under the Hidden Valley® brand; and vitamins, minerals and supplement products under the RenewLife®, Rainbow Light®, Natural Vitality®, NeoCell® and Stop Aging Now® brands.

•Household consists of grilling products; bags and wraps; and cat litter products marketed and sold in the U.S. Products within this segment include grilling products under the Kingsford® and Kingsford® Match Light® brands; bags and wraps under the Glad® brand; and cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands.
•Lifestyle consists of food products, water-filtration systems and filters, and natural personal care products marketed and sold in the U.S. Products within this segment include dressings and sauces, primarily under the Hidden Valley® brand; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® brand.
•International consists of products sold outside the U.S. Products within this segment include laundry additives; home care products; water-filtration systems and filters; digestive health products; grilling products; cat litter products; food products; bags and wraps; natural personal care products; and professional cleaning and disinfecting products primarily under the Clorox®, Ayudin®, Clorinda®, Poett®, Pine-Sol®, Glad®, Brita®, RenewLife®, Ever Clean® and Burt’s Bees® brands.

Non-GAAP Financial Measures
This Executive Overview, the succeeding sections of MD&A and Exhibit 99.2 may include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below:
•Free cash flow and free cash flow as a percentage of net sales. Free cash flow is calculated as net cash provided by operations less capital expenditures.
•Earnings before interest and taxes (EBIT) margin (the ratio of EBIT to net sales)
•Earnings before interest, taxes, depreciation and amortization and non-cash asset impairment charges (Consolidated EBITDA, as defined in our Credit Agreement) to interest expense ratio (Interest Coverage ratio)
•Economic profit (EP) is calculated as earnings before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company’s effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital percentage rate).
•Organic sales growth is defined as net sales growth excluding the effect of foreign exchange rate changes and any acquisitions and divestitures.
For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. To the extent applicable, this MD&A and Exhibit 99.2 include reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Fiscal Year 2020 Financial Highlights
A detailed discussion of strategic goals, key initiatives and results of operations is included below. Key fiscal year 2020 financial results are summarized as follows:
•The Company’s fiscal year 2020 net sales increased by 8% to $6,721 from $6,214 in fiscal year 2019, reflecting an increase from higher volume, partially offset by the impact from unfavorable foreign currency exchange rates.
•Gross margin increased by 170 basis points to 45.6% in fiscal year 2020 from 43.9% in fiscal year 2019, reflecting strong volume growth and the benefit of cost savings, partially offset by higher manufacturing and logistics costs.
•The Company reported earnings of $939 in fiscal year 2020, compared to $820 in fiscal year 2019. The Company reported earnings before income taxes of $1,185 in fiscal year 2020, compared to $1,024 in fiscal year 2019.
•The Company delivered diluted net earnings per share (EPS) of $7.36 in fiscal year 2020, an increase of approximately 16%, or $1.04, from fiscal year 2019 diluted net EPS of $6.32. The increase was primarily due to net sales growth and gross margin expansion, partially offset by higher selling and administrative expenses and advertising investments.
•EP increased by 16% to $706 in fiscal year 2020, compared to $610 in fiscal year 2019 (refer to the reconciliation of EP to earnings before income taxes in Exhibit 99.2).

•The Company’s net cash provided by operations was $1,546 in fiscal year 2020, compared to $992 in fiscal year 2019, driven by decreases in working capital, profitable sales growth, and prior fiscal year's voluntary contribution in the Company's contributions to the domestic employee retirement income plans. Free cash flow was $1,292 or 19.2% of net sales in fiscal year 2020, compared to $786 or 12.6% of net sales in fiscal year 2019 (refer to the reconciliation of net cash provided by operations to free cash flow in “Financial Position and Liquidity - Investing - Free Cash Flow”).
•The Company paid $533 in cash dividends to stockholders in fiscal year 2020, compared to $490 in cash dividends in fiscal year 2019. In May 2020, the Company announced an increase of 5% in its quarterly cash dividend from the prior year.
•In fiscal year 2020, the Company repurchased 577 thousand shares of its common stock at an aggregate cost of $85 under the Open-market purchase program and 954 thousand shares of its common stock at an aggregate cost of $157 under the Evergreen Program.

Strategic Goals and Initiatives
As announced in October 2019, the IGNITE strategy is intended to accelerate innovation in key areas of the business to drive growth and deliver value for both the Company's shareholders and society. Specifically, IGNITE focuses on four strategic choices to sustain Good Growth — which is defined as profitable, sustainable and responsible growth — over the long term: Fuel Growth, Innovate Experiences, Reimagine Work and Evolve Portfolio. Goals for environmental, social and governance, or ESG, performance in the areas of Planet, Product, People and Governance also are integrated into the strategy. The Company’s long-term financial goals reflected in IGNITE include annual net sales growth of 2% to 4%, annual EBIT margin expansion of 25 to 50 basis points and annual free cash flow of 11% to 13%.

Recent Events Related to COVID-19
The novel coronavirus (COVID-19) pandemic has caused a severe global health crisis, along with economic and societal disruptions and uncertainties. As a result, we have taken an active role in addressing the ongoing pandemic’s impact on our employees, operations, customers, consumers, and communities, including taking precautionary measures, such as implementing contingency plans, making operational adjustments where necessary, and providing support to organizations that support front-line workers. The impact of COVID-19 and responses of governments, consumers, and others to the pandemic are affecting our business in many ways; however, we believe that the actions we are taking will help us emerge from this global pandemic operationally sound, and well-positioned for continued long-term growth.
Our top priorities, from the beginning of this pandemic, have been the health and safety of our employees, our consumers, workers at healthcare facilities, and our communities, as well as maximizing the supply of our essential products.
Commitment to Support People and Public Health
We have taken many steps to enhance the well-being of our global workforce and our community and to protect public health. For example, we have taken extra precautions at our offices and manufacturing and distribution facilities, consistent with guidance from global, federal and local health authorities, such as enhanced cleaning and sanitation protocols, social distancing, thermal scanning and partitions in our facilities, and we will continue to augment and reevaluate these measures based on the latest guidance from such health authorities. We have also implemented global travel restrictions and work-from-home policies for those employees who have the ability to work remotely. In addition, we have enhanced pay for our production employees, provided greater flexibility around sick-pay and work hours and established an employee emergency relief fund to provide COVID-19 related support to our employees. Furthermore, we and our foundations have made cash and product donations to various organizations to help front-line workers and communities respond to COVID-19.
Increasing our Capacity to Provide Needed Products and Changes in Costs
We have significantly increased our manufacturing production capacity for disinfecting and other cleaning products that are needed during this global health crisis, while sustaining our safety standards with respect to our manufacturing operations, and we expect to continue to expand our production capacity for such products over the balance of the calendar year. We have done this, in part, by prioritizing and reducing the number of different types and sizes of disinfecting products currently produced at our manufacturing facilities and by our third-party contract manufacturers. While we have experienced temporary closures of certain facilities, we have not experienced a material impact from a plant closure to date, and all of our plants and the vast majority of our contract manufacturers and suppliers continue to operate.

Our ability to continue to manufacture and distribute our products will depend on our ability to protect the health and safety of our employees and our supply chain. To date, we have had no material disruption in our access to necessary raw materials and other supplies or with our distribution network; however, we have experienced higher costs in certain areas as a result of COVID-19, such as transportation, logistics and production employee compensation, as well as incremental costs associated with newly added health screenings and enhanced cleaning and sanitation protocols to protect our employees at our facilities, and we may face disruptions in obtaining raw materials in the future. In addition, we may decide to implement additional precautionary measures or operational adjustments as we deem prudent to meet consumer demand or help further ensure employee safety, which may result in additional or increased costs.
Other COVID-19 Items
Beginning in the fiscal quarter ended March 31, 2020, we experienced increased demand for many of our products, especially our disinfecting products, in response to COVID-19, and strong demand for those products continued throughout the end of the fiscal year. The extent of COVID-19’s effect on our operational and financial performance in the future will depend on future developments, including the duration, spread and intensity of the pandemic, our continued ability to manufacture and distribute our products, as well as any future government actions affecting consumers and the economy generally, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.
COVID-19 has also impacted financial markets, and as such, in third and fourth quarter fiscal year ended June 30, 2020, we took certain actions to provide the Company with additional liquidity and flexibility, as described in the “Financial Position and Liquidity” section below. We will continue to actively monitor the potential impacts of COVID-19 on the commercial paper, credit and capital markets.
For further discussion of the possible impacts of the COVID-19 pandemic on our business, financial conditions and results of operations, see “Risk Factors” in Part I, Item 1A of this Report.

RESULTS OF OPERATIONS
Unless otherwise noted, MD&A compares results of operations from fiscal year 2020 to fiscal year 2019, and fiscal year 2019 to fiscal year 2018, with percentage and basis point calculations based on rounded numbers, except for per share data and the effective tax rate. All periods presented have been recast to reflect the changes in reportable segments noted above.
CONSOLIDATED RESULTS

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Net sales	$6,721	$6,214	$6,124	8%	1%

	Year Ended June 30, 2020
	Percentage change versus the year-ago period
	Reported (GAAP) Net Sales Growth / (Decrease)	Reported Volume	Acquisitions & Divestitures	Foreign Exchange Impact	Price/Mix/Other (1)	Organic Sales Growth / (Decrease) (Non-GAAP) (2)	Organic Volume (3)
Health and Wellness	14%	15%	—%	—%	(1)%	14%	15%
Household	1	3	—	—	(2)	1	3
Lifestyle	10	9	—	—	1	10	9
International	5	9	—	(10)	6	15	9
Total	8%	10%	—%	(2)%	—%	10%	10%

(1) This represents the net impact on net sales growth / (decrease) from pricing actions, mix and other factors.
(2) Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of any acquisitions and divestitures as well as changes in foreign exchange rates. See “Non-GAAP Financial Measures” below for reconciliation of organic sales growth / (decrease) to net sales growth, the most directly comparable GAAP financial measure.
(3) Organic volume represents volume excluding the effect of any acquisitions and divestitures.

Net sales in fiscal year 2020 increased by 8%, reflecting higher shipments across all reportable segments, led by the Health and Wellness reportable segment, driven by increased demand due to COVID-19 and consumers spending more time at home. Volume increased by 10% versus the prior period. The variance between volume growth and net sales growth was mainly due to the impact of unfavorable foreign currency exchange rates.

Net sales in fiscal year 2019 increased by 1%, reflecting sales growth in the Health and Wellness and Lifestyle reportable segments, partially offset by lower sales in the Household and International reportable segments. Volume increased by 2%, primarily driven by higher shipments in the Health and Wellness reportable segment, which included the benefit from the Nutranext acquisition in April 2018, partially offset by lower shipments in the Household reportable segment. The variance between volume growth and net sales growth was primarily due to the impact of unfavorable foreign currency exchange rates, unfavorable mix and higher trade promotion spending, partially offset by the benefit of price increases.

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Gross profit	$3,063	$2,728	$2,675	12%	2%
Gross margin	45.6%	43.9%	43.7%

Gross margin, defined as gross profit as a percentage of net sales, in fiscal year 2020 increased by 170 basis points from 43.9% to 45.6%. The increase was primarily driven by higher volume, and cost savings, partially offset by higher manufacturing and logistics costs.
Gross margin in fiscal year 2019 increased 20 basis points from 43.7% to 43.9%. The increase was primarily driven by the benefit of price increases and cost savings, partially offset by higher manufacturing and logistics costs, unfavorable commodity costs, the impact of unfavorable foreign currency exchange rates and higher trade promotion spending.

Expenses

				% Change		% of Net sales
	2020	2019	2018	2020 to 2019	2019 to 2018	2020	2019	2018
Selling and administrative expenses	$969	$856	$837	13%	2%	14.4%	13.8%	13.7%
Advertising costs	675	612	570	10	7	10.0	9.8	9.3
Research and development costs	145	136	132	7	3	2.2	2.2	2.2

Selling and administrative expenses, as a percentage of net sales, increased by 60 basis points in fiscal year 2020. The increase in selling and administrative expenses reflected higher year-over-year incentive compensation expenses, consistent with the Company’s performance-based compensation philosophy.
Selling and administrative expenses, as a percentage of net sales, were essentially flat in fiscal year 2019. The dollar increase in selling and administrative expenses was primarily due to the impact of the Nutranext business, which was acquired in April 2018, and the related integration costs, partially offset by the benefit from ongoing productivity initiatives, as well as lower incentive compensation expenses, consistent with the Company’s performance-based compensation philosophy.
Advertising costs, as a percentage of net sales, increased by 20 basis points in fiscal year 2020. The increase in advertising expenses reflected the Company's continued support behind its brands. The Company’s U.S. retail advertising spend was approximately 11% of U.S. retail sales for fiscal year 2020.
Advertising costs, as a percentage of net sales, increased by 50 basis points in fiscal year 2019, primarily due to increased investments across a majority of the U.S. portfolio. The Company’s U.S. retail advertising spend was approximately 11% of U.S. retail sales for fiscal year 2019.
Research and development costs, as a percentage of net sales, were essentially flat in fiscal years 2020 as compared to 2019. The Company continues to focus on product innovation and cost savings initiatives.
Interest expense, Other (income) expense, net, and the effective tax rate on earnings

	2020	2019	2018
Interest expense	$99	$97	$85
Other (income) expense, net	(10)	3	(3)
Effective tax rate on earnings	20.8%	19.8%	21.8%
Interest expense was essentially flat in fiscal year 2020 and increased by $12 in fiscal year 2019. The increase in fiscal year 2019 was primarily due to incremental interest incurred on senior notes issued in May 2018 to fund the Nutranext acquisition, partially offset by the impact of lower interest from senior notes issued in September 2017 to refinance senior notes that matured in October 2017.

Other (income) expense, net of ($10) in fiscal year 2020 included $20 of income from equity investees and an indemnity settlement of $15 related to a past acquisition, partially offset by $15 of amortization of trademarks and other intangible assets and net period benefit cost of $9. See Notes to Consolidated Financial Statements for more information.

Other (income) expense, net of $3 in fiscal year 2019 included $17 of amortization of trademarks and other intangible assets, partially offset by $15 of income from equity investees. Additionally, $14 of net period benefit cost was recognized in Other (income) expense, net as a result of adopting Accounting Standards Update No. 2017-07, “Compensation-Retirement Benefits (ASC 715),” on July 1, 2018. Prior to the adoption, net periodic benefit cost was recorded in Cost of products sold, Selling and administrative expenses and Research and development costs.

The effective tax rate on earnings was 20.8%, 19.8% and 21.8% in fiscal years 2020, 2019 and 2018, respectively. The higher effective tax rate in fiscal year 2020 compared to fiscal year 2019 was primarily due to higher uncertain tax position releases in fiscal year 2019 as compared to fiscal year 2020. The lower effective tax rate for fiscal year 2019 compared to fiscal year 2018 was primarily due to the lower federal statutory tax rate for fiscal year 2019, partially offset by one-time tax benefits from the enactment of the Tax Act during the second quarter of fiscal year 2018.
Diluted net earnings per share

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Diluted net EPS	$7.36	$6.32	$6.26	16%	1%

Diluted net earnings per share (EPS) increased by $1.04, or 16%, in fiscal year 2020, primarily due to net sales growth and gross margin expansion, partially offset by higher selling and administrative expenses and advertising investments.

Diluted EPS increased by $0.06, or 1%, in fiscal year 2019, mainly driven by a lower effective tax rate, primarily from the benefit of the Tax Act, partially offset by lower earnings before income taxes. Earnings before income taxes reflected a higher gross margin, which was more than offset by increased advertising investments.

SEGMENT RESULTS
The following presents the results of the Company’s reportable segments and certain unallocated costs reflected in Corporate (see Notes to Consolidated Financial Statements for a reconciliation of segment results to consolidated results):
Health and Wellness

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Net sales	$2,749	$2,422	$2,223	14%	9%
Earnings before income taxes	766	570	550	34	4

Fiscal year 2020 versus fiscal year 2019: Volume, sales and earnings before income taxes increased by 15%, 14% and 34%, respectively, during fiscal year 2020. The volume increase was primarily fueled by a broad-based increase in demand for disinfecting and cleaning products across the Cleaning and Professional Products portfolios related to COVID-19, partially offset by lower shipments in VMS due to continued category and competitive headwinds and an ongoing supply disruption related to the pandemic. The increase in earnings before income taxes was primarily due to gross margin expansion, partially offset by higher advertising investments.

Fiscal year 2019 versus fiscal year 2018: Volume, net sales and earnings before income taxes increased by 7%, 9% and 4%, respectively, during fiscal year 2019. Both volume and net sales increased, mainly due to growth in VMS, primarily driven by the benefit of the April 2018 acquisition of the Nutranext dietary supplements business. The variance between volume growth and net sales growth was primarily due to the benefit of price increases. The increase in earnings before income taxes was primarily due to net sales growth and cost savings, partially offset by higher manufacturing and logistics costs, unfavorable commodity costs and higher advertising investments.
Household

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Net sales	$1,795	$1,774	$1,849	1%	(4)%
Earnings before income taxes	347	337	384	3	(12)

Fiscal year 2020 versus fiscal year 2019: Volume, net sales and earnings before income taxes increased by 3%, 1% and 3%, respectively, during fiscal year 2020. The volume growth reflected higher shipments across all SBUs, mainly in Cat Litter and Grilling, which both benefited from increased consumer demand, supported by innovation. Volume growth outpaced net sales growth primarily due to higher trade promotion spending, partially offset by the benefit of price increases in Grilling implemented in the back half of fiscal year 2019. The increase in earnings before income taxes was mainly due to cost savings, partially offset by higher manufacturing and logistics costs.

Fiscal year 2019 versus fiscal year 2018: Volume, net sales and earnings before income taxes decreased by 7%, 4% and 12%, respectively, during fiscal year 2019. Volume decreased, primarily driven by lower shipments of Glad bags and wraps, mainly due to wider price gaps compared to a year ago and distribution losses, and lower shipments in Grilling, mainly due to distribution losses and lower merchandising activity. The variance between volume and net sales was primarily due to the benefit of price increases, partially offset by unfavorable mix and higher trade promotion spending. The decrease in earnings before income taxes was mainly due to higher manufacturing and logistics costs, lower net sales, higher advertising investments and unfavorable commodity costs, partially offset by cost savings.

Lifestyle

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Net sales	$1,154	$1,048	$1,024	10%	2%
Earnings before income taxes	320	264	253	21	4

Fiscal year 2020 versus fiscal year 2019: Volume, net sales and earnings before income taxes increased by 9%, 10% and 21%, respectively, during fiscal year 2020. The volume increase reflected higher shipments across all SBUs, mainly due to higher shipments of Food and Brita® water filtration products driven by higher consumer demand. The increase in earnings before income taxes was primarily due to net sales growth, partially offset by higher manufacturing and logistics costs.

Fiscal year 2019 versus fiscal year 2018: Volume, net sales and earnings before income taxes increased by 3%, 2% and 4%, respectively, during fiscal year 2019. Both volume and net sales increased, primarily driven by growth in Burt’s Bees Natural Personal Care, mainly due to continued strength in lip care and face care largely driven by product innovation and distribution gains, and higher shipments of Brita® water-filtration systems due to product innovation. The increase in earnings before income taxes was primarily due to net sales growth and cost savings, partially offset by higher manufacturing and logistics costs.
International

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Net sales	$1,023	$970	$1,028	5%	(6)%
Earnings before income taxes	116	96	84	21	14

Fiscal year 2020 versus fiscal year 2019: Volume, net sales and earnings before income taxes increased by 9%, 5% and 21% respectively, during fiscal year 2020. The volume increase was primarily driven by higher shipments in all regions behind increased demand for cleaning as well as other household products. Volume growth outpaced net sales growth mainly due to the impact of unfavorable foreign currency exchange rates, partially offset by the benefit of price increases implemented to offset inflation. The increase in earnings before income taxes was largely due to net sales growth, partially offset by the impact of unfavorable foreign currency exchange rates, mainly in Argentina, and higher manufacturing and logistics costs.

Fiscal year 2019 versus fiscal year 2018: Volume increased by 2%, net sales decreased by 6%, and earnings before income taxes increased by 14% during fiscal year 2019. Volume grew, primarily driven by higher shipments in Asia and Canada, partially offset by lower shipments in certain Latin American countries, mainly Argentina. The variance between volume and net sales was mainly due to unfavorable foreign currency exchange rates and higher trade promotion spending, partially offset by the benefit of price increases. The increase in earnings before income taxes was largely due to the benefit of price increases and cost savings, partially offset by the impact of unfavorable foreign currency exchange rates, mainly from devaluation of the Argentine peso, and inflationary pressure on manufacturing and logistics costs.

Argentina
The business environment in Argentina continues to be challenging due to significant volatility in Argentina’s currency, high inflation, and economic recession. There is additional uncertainty related to the impacts of COVID-19, including temporary price freezes put in place as part of the government’s response to the pandemic. In addition, in May 2020, the Argentine government defaulted on debt payment agreements. The Company operates in Argentina through certain wholly owned subsidiaries (collectively, “Clorox Argentina”). Clorox Argentina manufactures products at two plants that it owns and operates across Argentina and markets those products to consumers throughout the country. Products are advertised nationally and sold to consumers through wholesalers and retail outlets located throughout Argentina. Sales are made primarily through the use of Clorox Argentina’s sales force. Small amounts of products produced in Argentina are exported each year, including sales to the Company’s other subsidiaries located primarily in Latin America. Clorox Argentina obtains its raw materials almost entirely from local sources; however, the price of some of these raw materials may fluctuate with changes in the value of the U.S. dollar against the Argentine peso. The Company also conducts research and development activities at its owned facility in Buenos Aires, Argentina. Additionally, Clorox Argentina performs marketing, legal, and various other shared service activities to support the Company’s International operations. Clorox Argentina, in turn, benefits from shared service activities performed within other geographic locations, such as information technology support and manufacturing technical assistance.
Effective July 1, 2018, under the requirements of U.S. GAAP, Argentina was designated as a highly inflationary economy, since it has experienced cumulative inflation of approximately 100 percent or more over a three-year period. As a result, beginning July 1, 2018, the U.S. dollar replaced the Argentine peso as the functional currency of the Company’s subsidiaries in Argentina. Consequently, gains and losses from non-U.S. dollar denominated monetary assets and liabilities of Clorox Argentina are recognized in Other (income) expense, net in the consolidated statement of earnings.
As of September 2019, the government of Argentina reinstated foreign exchange controls in response to further declines in the value of the Argentine peso, limiting the Company’s ability to convert Argentine pesos to U.S. dollars and transfer U.S. dollars outside of Argentina. As of June 30, 2020 and June 30, 2019, the net asset position, excluding goodwill, of Clorox Argentina was $44 and $47, respectively. Of these net assets, cash balances were approximately $19 and $16 as of June 30, 2020 and 2019, respectively. Net sales from Clorox Argentina represented approximately 2%, 2% and 3% of the Company’s consolidated net sales for the fiscal years ended June 30, 2020, 2019 and 2018, respectively.
Volatility in the exchange rate is expected to continue in the future, which, along with competition, changes in the retail, labor and macro-economic environment, and implemented and future additional legal limitations instituted to restrict foreign exchange transactions, as well as government price controls, could have an adverse impact on Clorox Argentina’s liquidity, net sales, net earnings, cash flows and net monetary asset position. The Company is closely monitoring developments in Argentina and continues to take steps intended to mitigate the adverse conditions, but there can be no assurances that these actions will be able to mitigate these conditions as they may occur.
Corporate

				% Change
	2020	2019	2018	2020 to 2019	2019 to 2018
Losses before income taxes	$(364)	$(243)	$(217)	50%	12%
Corporate includes certain non-allocated administrative costs, interest income, interest expense and various other non-operating income and expenses.
Fiscal year 2020 versus fiscal year 2019: The increase in losses before income taxes was primarily driven by higher employee and incentive compensation expenses and COVID-19 related expenditures.
Fiscal year 2019 versus fiscal year 2018: The increase in losses before income taxes was primarily driven by an increase in interest expense.

FINANCIAL POSITION AND LIQUIDITY
Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities from operations, contractual obligations and off-balance sheet arrangements.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in Other (income) expense, net.
The Company’s financial condition and liquidity remained strong as of June 30, 2020. The following table summarizes cash activities for the years ended June 30:

	2020	2019	2018
Net cash provided by operations	$1,546	$992	$976
Net cash used for investing activities	(252)	(196)	(859)
Net cash used for financing activities	(523)	(815)	(399)
Operating Activities
Net cash provided by operations was $1,546 in fiscal year 2020, compared with $992 in fiscal year 2019. The year-over-year increase was driven by decreases in working capital (higher Accounts payables and accrued liabilities in the current year due to the timing of payments and lower inventories primarily due to high demand for the Company’s products), profitable sales growth, and prior fiscal year's higher contributions to employee retirement income plans.
Net cash provided by operations was $992 in fiscal year 2019, compared with $976 in fiscal year 2018. The increase was primarily related to year-over-year improvements in working capital, then-current year benefits from the Tax Act, partially offset by a higher contribution to employee retirement income plans.
Investing Activities
Net cash used for investing activities was $252 in fiscal year 2020, as compared to $196 in fiscal year 2019. The year-over-year increase was mainly due to higher capital spending, primarily to allow the Company to expand production capacity and improve efficiency of bringing our products to market.
Net cash used for investing activities was $196 in fiscal year 2019, as compared to $859 in fiscal year 2018. The year-over-year decrease was mainly due to the $681 of cash paid for the April 2, 2018 acquisition of Nutranext (See Notes to Consolidated Financial Statements for more information).
Capital expenditures were $254, $206 and $194 in fiscal years 2020, 2019 and 2018, respectively. Capital expenditures as a percentage of net sales was 3.8%, 3.3% and 3.2% for fiscal years 2020, 2019 and 2018, respectively. The current year-over-year increase was due to expanding production capacity to address ongoing elevated demand for the Company’s products and to support new long-term growth opportunities. The prior year-over-year fluctuation was due to timing of certain infrastructure projects.
Free cash flow

	2020	2019	2018
Net cash provided by operations	$1,546	$992	$976
Less: capital expenditures	(254)	(206)	(194)
Free cash flow	$1,292	$786	$782
Free cash flow as a percentage of net sales	19.2%	12.6%	12.8%

Financing Activities
Net cash used for financing activities was $523 in fiscal year 2020, as compared to $815 in fiscal year 2019. The year-over-year decrease was mainly due to lower treasury stock purchases and higher long-term borrowings as a result of the senior notes issuance, the proceeds of which were partially used to repay outstanding borrowings under the Company's revolving credit agreement.
Net cash used for financing activities was $815 in fiscal year 2019, as compared to $399 in fiscal year 2018. Net cash used for financing activities was higher in fiscal year 2019, mainly due to higher treasury stock repurchases and higher dividend payments, partially offset by higher proceeds from stock option exercises.
Capital Resources and Liquidity
The Company maintains a $1,200 revolving credit agreement (the Credit Agreement) that matures in November 2024. Global financial markets have experienced a significant increase in volatility due to heightened uncertainty over the adverse economic impact caused by COVID-19. In March 2020, the Company borrowed $450 under the Credit Agreement primarily to pay down maturing commercial paper balances in light of uncertainty in short-term credit markets resulting from COVID-19. In May 2020, the Company issued $500 in senior notes and used a portion of the proceeds to pay down all borrowings under the Credit Agreement. There were no borrowings due under the Credit Agreement as of June 30, 2020.
The Company may consider other transactions that require the issuance of additional long- and/or short-term debt or other securities to finance acquisitions, repurchase stock, refinance debt or fund other activities for general business purposes. Such transactions could require funds in excess of the Company’s current cash levels and available credit lines, and the Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2020		2019
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	A-	A-2	A-
Moody’s	P-2	Baa1	P-2	Baa1
Notwithstanding these potential adverse market conditions, the Company believes it will have the funds necessary to support our short-term liquidity and operating needs based on our anticipated ability to generate positive cash flows from operations in the future, access to capital markets enabled by our strong short-term and long-term credit ratings, and current borrowing availability under the Credit Agreement.
Credit Arrangements
The Credit Agreement was entered in November 2019 and replaced a prior $1,100 revolving credit agreement (the Prior Credit Agreement) in place since February 2017. No termination fees or penalties were incurred in connection with entering the new Credit Agreement, which was considered a debt modification.
The Credit Agreement includes certain restrictive covenants and limitations. The primary restrictive covenant is a minimum ratio of 4.0 calculated as total earnings before interest, taxes, depreciation and amortization and non-cash asset impairment charges (Consolidated EBITDA) to total interest expense for the trailing four quarters (Interest Coverage ratio), as defined and described in the Credit Agreement.

The following table sets forth the calculation of the Interest Coverage ratio as of June 30, 2020, using Consolidated EBITDA for the trailing four quarters, as contractually defined in the Credit Agreement:

2020
Earnings from operations	$939
Add back:
Interest expense	99
Income tax expense	246
Depreciation and amortization	180
Non-cash asset impairment charges	2
Less:
Interest income	(2)
Consolidated EBITDA	$1,464
Interest expense	$99
Interest Coverage ratio	14.8
The Company was in compliance with all restrictive covenants and limitations in the Credit Agreement as of June 30, 2020, and anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its Credit Agreement, and currently expects it will continue to have access to borrowing under the Credit Agreement. As of fiscal years ended June 30, 2020 and 2019, there were no borrowings due under the Credit Agreement or the Prior Credit Agreement.
As of June 30, 2020, the Company maintained $38 of foreign and other credit lines, of which $3 was outstanding and the remainder of $35 was available for borrowing.
As of June 30, 2019, the Company maintained $39 of foreign and other credit lines, of which $4 was outstanding and the remainder of $35 was available for borrowing.
Short-term Borrowings
The Company’s notes and loans payable primarily consist of U.S. commercial paper issued by the parent company and any borrowings under the Credit Agreement. These short-term borrowings have stated maturities of less than one year and provide supplemental funding for supporting operations. The level of U.S. commercial paper borrowings generally fluctuates depending upon the amount and timing of operating cash flows and payments for items such as dividends, income taxes, stock repurchases and pension contributions. In March 2020, the Company borrowed $450 under the Credit Agreement primarily to pay down maturing commercial paper balances in light of uncertainty in short-term credit markets resulting from the pandemic. The borrowings under the Credit Agreement were paid down in full with a portion of the proceeds from the senior notes issued in May 2020. The average balance of short-term borrowings outstanding was $411 and $304 for the fiscal years ended June 30, 2020 and 2019, respectively.
Long-term Borrowings
In May 2020, the Company issued $500 of senior notes with an annual fixed interest rate of 1.80% and a maturity date of May 15, 2030 and used the proceeds to repay borrowings under the Credit Agreement and for general corporate purposes. Interest on the notes is payable semi-annually in May and November. The notes carry an effective interest rate of 1.96% (See Notes to Consolidated Financial Statements). The notes rank equally with all of the Company's existing senior indebtedness.
In May 2018, the Company issued $500 of senior notes with an annual fixed interest rate of 3.90% and a maturity date of May 15, 2028 and used the proceeds to repay a portion of its outstanding commercial paper, including amounts raised in connection with the Nutranext acquisition. The notes carry an effective interest rate of 4.02% (see Notes to Consolidated Financial Statements). The notes rank equally with all of the Company’s existing senior indebtedness.
In September 2017, the Company issued $400 of senior notes with an annual fixed interest rate of 3.10% and a maturity date of October 1, 2027 and used the proceeds to repay $400 of senior notes with an annual fixed interest rate of 5.95% that became due in October 2017. The September 2017 senior notes carry an effective interest rate of 3.13% (See Notes to Consolidated Financial Statements). The notes rank equally with all of the Company’s existing senior indebtedness.

Stock Repurchases and Dividend Payments
As of June 30, 2020, the Company had two stock repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $2,000, which has no expiration date and was authorized by the Board of Directors in May 2018, and a program to offset the anticipated impact of dilution related to stock-based awards (the Evergreen Program), which has no authorization limit on the dollar amount and no expiration date.
Stock repurchases under the two stock repurchase programs were as follows during the fiscal years ended June 30:

	2020		2019		2018
	Amount	Shares (in thousands)	Amount	Shares (in thousands)	Amount	Shares (in thousands)
Open-market purchase program	$85	577	$328	2,266	$95	749
Evergreen Program	157	954	332	2,208	177	1,422
Total stock repurchases	$242	1,531	$660	4,474	$272	2,171

Dividends per share and total dividends paid were as follows during the fiscal years ended June 30:

	2020	2019	2018
Dividends per share declared	$4.29	$3.94	$3.60
Dividends per share paid	4.24	3.84	3.48
Total dividends paid	533	490	450
On May 19, 2020, the Company declared a 5% increase in the quarterly dividend, from $1.06 to $1.11 per share, payable on August 14, 2020 to common stockholders of record as of the close of business on July 29, 2020.
On May 20, 2019, the Company declared a 10% increase in the quarterly dividend, from 96 cents to $1.06 per share, payable on August 16, 2019 to common stockholders of record as of the close of business on July 31, 2019.
On February 13, 2018, the Company declared a quarterly dividend of 96 cents per share payable on May 11, 2018 to common stockholders of record at the close of business on April 25, 2018. This represented an increase of 14% in the quarterly dividend, which was an accelerated declaration of the Company’s dividend increase that has typically taken place in the month of May and was a result of the passage of the Tax Act.

Contractual Obligations
The Company had contractual obligations as of June 30, 2020, payable or maturing in the following fiscal years:

	2021	2022	2023	2024	2025	Thereafter	Total
Notes, loans payable and long-term debt maturities including interest payments	$89	$383	$669	$59	$551	$1,535	$3,286
Purchase obligations (1)	149	78	27	19	6	20	299
Operating and finance leases	73	58	51	44	38	127	391
Payments related to nonqualified retirement income and retirement health care plans (2)	13	13	13	14	14	68	135
Venture Agreement terminal obligation (3)	—	—	—	—	—	610	610
Total	$324	$532	$760	$136	$609	$2,360	$4,721

(1)Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The raw material contracts included above are entered into during the regular course of business based on expectations of future purchases. Many of these raw material contracts are flexible to allow for changes in the Company’s business and related requirements. If such changes were to occur, the Company believes its exposure could differ from the amounts listed above. Any amounts reflected in the consolidated balance sheets as Accounts payable and accrued liabilities are excluded from the table above, as they are short-term in nature and expected to be paid within one year.
(2)These amounts represent expected payments through 2030. Based on the accounting rules for nonqualified retirement income and retirement health care plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (see Notes to Consolidated Financial Statements).
(3)The Company has a venture agreement with The Procter & Gamble Company (P&G) for the Company’s Glad bags and wraps business (the Venture Agreement). As of June 30, 2020, P&G had a 20% interest in the venture. Upon termination of the agreement in January 2026, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. Refer to the Notes to Consolidated Financial Statements for further details.
Off-Balance Sheet Arrangements
In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any material payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements.
The Company had not recorded any material liabilities on the aforementioned indemnifications as of June 30, 2020 and 2019.
The Company was a party to a letter of credit of $10 as of June 30, 2020 and $9 as of June 30, 2019, primarily related to one of its insurance carriers, of which $0 had been drawn upon.

CONTINGENCIES
A summary of contingencies is contained in the Notes to Consolidated Financial Statements and is incorporated herein by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk.
In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.
The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, exchange-traded market prices or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.
Sensitivity Analysis for Derivative Contracts
For fiscal years 2020 and 2019, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, commodity prices or interest rates. The results of the sensitivity analyses for foreign currency derivative contracts, commodity derivative contracts and interest rate contracts are summarized below. Actual changes in foreign exchange rates, commodity prices or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.
The changes in the fair value of derivatives are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as an accounting hedge. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity swaps and futures contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate forward contracts for forecasted interest payments as cash flow hedges. During the fiscal years ended June 30, 2020, 2019 and 2018, the Company had no hedging instruments designated as fair value hedges. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in the consolidated statement of earnings.
Commodity Price Risk
The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies, where available at a reasonable cost to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. During fiscal years 2020 and 2019, the Company had derivative contracts related to raw material exposures for jet fuel used for the Grilling business and soybean oil used for the Food products business. Based on a hypothetical decrease or increase of 10% in these commodity prices as of June 30, 2020, and June 30, 2019, the estimated fair value of the Company’s then-existing commodity derivative contracts would decrease or increase by $2 and $2, respectively, with the corresponding impact included in Other comprehensive (loss) income.
Foreign Currency Risk
The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward contracts. Based on a hypothetical decrease of 10% in the value of the U.S. dollar as of June 30, 2020 and June 30, 2019, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease by $8 and $7, respectively, with the corresponding impact included in Other comprehensive (loss) income. Based on a hypothetical increase of 10% in the value of the U.S. dollar as of June 30, 2020 and June 30, 2019, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would increase by $6 and $6, respectively.

Interest Rate Risk
The Company is exposed to interest rate volatility with regard to existing short-term borrowings, primarily commercial paper and borrowings under the Credit Agreement, and anticipated future issuances of long-term debt. Weighted average interest rates for commercial paper and Credit Agreement borrowings were 2.12% during fiscal year 2020 and 2.61% during fiscal year 2019. Assuming average commercial paper and Credit Agreement borrowing levels during fiscal years 2020 and 2019, an 100 basis point increase or decrease in interest rates would increase or decrease interest expense from commercial paper and Credit Agreement borrowings by approximately $4 and $3, respectively.
The Company is also exposed to interest rate volatility with regard to anticipated future issuances of debt. Primary exposures include movements in U.S. Treasury and swap rates. Based on a hypothetical increase or decrease of 100 basis points to 10-year swap rates as of June 30, 2020, the estimated fair value of the Company’s existing forward starting interest rate swap contracts would increase or decrease by $21, with the corresponding impact recorded in Other comprehensive (loss) income. The Company had no outstanding forward starting interest rate swap contract positions as of June 30, 2019.

RECENTLY ISSUED ACCOUNTING STANDARDS
A summary of all recently issued accounting standards is contained in Note 1 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgments include, among others, assumptions pertaining to accruals for consumer and trade promotion programs, stock-based compensation, retirement income plans, future cash flows associated with impairment testing of goodwill and other long-lived assets and the valuation of the Venture Agreement terminal obligations, valuation of assets acquired and liabilities assumed in connection with a business combination, the credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting policies and estimates are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies and estimates are related to: revenue recognition; the valuation of goodwill and other intangible assets; income taxes; and the Venture Agreement terminal obligation. The Company’s critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies and estimates is contained in Note 1 of Notes to Consolidated Financial Statements.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished products to customers. This revenue is reported net of certain consideration provided to customers, generally in the form of one-time and ongoing trade-promotion programs. These trade-promotion programs include shelf price reductions, in-store merchandising, consumer coupons, and other trade-related activities. Amounts accrued for trade-promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, and consumer redemption rates. The actual amounts remitted to customers for these activities may differ from the Company’s estimates, depending on how actual results of the programs compare to the estimates. If the Company’s trade promotion accrual estimates as of June 30, 2020 were to increase or decrease by 10%, the impact on net sales would be approximately $15.

Goodwill and Other Intangible Assets
The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.
Goodwill
For fiscal year 2020, the Company’s reporting units for goodwill impairment testing purposes were its individual SBUs. These reporting units, which are also the Company’s operating segments, are the level at which discrete financial information is available and reviewed by the manager of the respective operating segments. The respective operating segment managers, who have responsibility for operating decisions, allocating resources and assessing performance within their respective segments, do not review financial information for components that are below the operating segment level.
In its evaluation of goodwill impairment, the Company has the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over the carrying value from the prior period’s impairment testing, other reporting unit operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of each reporting unit to its carrying value. In all instances, the estimated fair value exceeded the carrying value of the reporting unit. If the estimated fair value of any reporting unit had been less than its carrying value, the Company would have performed a second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill had exceeded its implied fair value, an impairment charge would have been recorded for the difference between the carrying value and the implied fair value of the reporting unit’s goodwill.
To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) method under the income approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the long-term business strategy. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill could result in significantly different estimates of the fair values.
In the fourth quarter of fiscal year 2020, the Company realigned its reportable segments following operational and systems integration. As a result of these changes, the Company performed impairment testing immediately before and after the reorganization of its reporting unit structure. No impairments were identified as a result of these impairment reviews.
The results of the annual impairment reviews indicated that the new VMS SBU had 20% or less excess fair value over its carrying value. As such, this reporting unit is considered to have a heightened risk of impairment if any assumptions, estimates, or market factors unfavorably change in the future. The VMS SBU had goodwill of $534 as of June 30, 2020. The Company is closely monitoring any events, circumstances, or changes in this business that might imply a reduction in the estimated fair value and lead to a goodwill impairment.
Trademarks and Other Indefinite-Lived Intangible Assets
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from the prior period’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative test indicates that it is more likely that not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses the income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.

No significant impairments were identified in fiscal year 2020 as a result of the Company’s impairment reviews performed annually during the fourth quarter or during any other quarters of fiscal year 2020. The results of the annual impairment reviews indicated that the RenewLife® and Neocell® indefinite-lived trademarks each had 20% or less excess fair value over their respective carrying values. As such, these trademarks were considered to have a heightened risk of impairment if any assumptions, estimates, or market factors unfavorably change in the future. The carrying values of the RenewLife® and Neocell® trademarks were $133 and $35, respectively, as of June 30, 2020. The Company is closely monitoring any events, circumstances, or changes impacting these trademarks that might imply a reduction in the estimated fair value and lead to an impairment.
Finite-Lived Intangible Assets
Finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant judgment by management, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and proceeds from the disposal of the assets. The Company reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset (or asset group) exceeds its estimated future undiscounted cash flows. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF model or, if available, by reference to estimated selling values of assets in similar condition. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
No significant impairments were identified in fiscal year 2020 as a result of the Company’s impairment reviews during any quarters of fiscal year 2020.
Income Taxes
The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.
The Company maintains valuation allowances when it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect the utilization of a deferred tax asset, statutory carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses and tax credits in certain foreign countries. As of June 30, 2020 and June 30, 2019, valuation allowances related to the realization of deferred tax assets were approximately $38 and $44, respectively.
In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled. As of June 30, 2020 and June 30, 2019, the liabilities recorded for uncertain tax positions, excluding associated interest and penalties, were approximately $22 and $31, respectively. Since audit outcomes and the timing of audit settlements are subject to significant uncertainty, liabilities for uncertain tax positions are excluded from the contractual obligations table (see Notes to Consolidated Financial Statements).
Foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a quarterly basis. A change to the Company’s determination may be warranted based on the Company’s experience, as well as plans regarding future international operations and expected remittances. Changes in the Company’s determination would require an adjustment to the income tax provision in the quarter in which the determination is made. Through the second quarter of fiscal year 2018, the Company had determined that the undistributed earnings of a number of its foreign subsidiaries were indefinitely reinvested. In the third quarter of fiscal year 2018, the Company concluded an analysis wherein it determined that none of the undistributed earnings of its foreign subsidiaries were indefinitely reinvested because the Tax Act, which was enacted in December 2017, significantly reduced the cost of U.S. repatriation. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable, which has no significant impact on the Company’s consolidated results.

Venture Agreement Terminal Obligation
The Company has a Venture Agreement with P&G for the Company’s Glad bags and wraps business. In connection with this agreement, P&G provides R&D support to the Glad business. As of June 30, 2020 and June 30, 2019, P&G had a 20% interest in the venture. In December 2017, the Company and P&G extended the term of the agreement and the related R&D support provided by P&G. The term will now expire in January 2026, unless the parties agree, on or prior to January 31, 2025, to further extend the term of the agreement for another seven years or agree to take some other relevant action. Upon termination of the agreement, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. The Company’s obligation to purchase P&G’s interest is reflected in Other liabilities (See Notes to Consolidated Financial Statements). The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold in accordance with the effective interest method over the remaining life of the agreement.
The estimated fair value of P&G’s interest may increase or decrease up until any such purchase by the Company of P&G’s interest. The Company uses the income approach to estimate the fair value of P&G’s interest. Under this approach, the Company estimates the future cash flows and discounts these cash flows at a rate of return that reflects its risk. The cash flows used are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The other key assumptions and estimates used include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, discount rates, inflation and terminal growth rates. Changes in the judgments, assumptions and estimates used could result in significantly different estimates of fair value. For perspective, if the discount rate as of June 30, 2020 were to increase or decrease by 100 basis points, the estimated fair value of P&G’s interest would decrease by approximately $70 or increase by approximately $90, respectively. Such changes would affect the amount of future charges to Cost of products sold.

SUMMARY OF NON-GAAP FINANCIAL MEASURES
The non-GAAP financial measures that may be included in this MD&A and Exhibit 99.2 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.
Free cash flow is calculated as net cash provided by operations less capital expenditures. The Company’s management uses this measure and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and stock repurchases. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Free cash flow” and “Free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.
The Company uses the term Consolidated EBITDA because it is a term used in its revolving Credit Agreement. As defined in the Credit Agreement, Consolidated EBITDA represents earnings before interest, taxes, depreciation and amortization and non-cash asset impairment charges. Interest Coverage ratio is the ratio of Consolidated EBITDA to interest expense. The Company’s management believes disclosure of Consolidated EBITDA provides useful information to investors because it is used in the primary restrictive covenant in the Company’s Credit Agreement. For additional discussion of the Interest Coverage ratio and a reconciliation of Consolidated EBITDA, see “Financial Position and Liquidity - Financing Activities - Credit Arrangements” above.
EBIT represents earnings before income taxes, interest income and interest expense. EBIT margin is the ratio of EBIT to net sales. The Company’s management believes these measures provide useful additional information to investors to enhance their understanding about trends in the Company’s operations and are useful for period-over-period comparisons.

Economic profit (EP) is defined by the Company as earnings before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company’s effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital percentage rate). EP is a key financial metric the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. Refer to Exhibit 99.2 for a reconciliation of EP to earnings before income taxes.
Organic sales growth is defined as net sales growth excluding the effect of foreign exchange rate changes and any acquisitions and divestitures. Management believes that the presentation of organic sales growth / (decrease) is useful to investors because it excludes sales from any acquisitions and divestitures, which results in a comparison of sales only from the businesses that the Company was operating and expects to continue to operate throughout the relevant periods, and the Company’s estimate of the impact of foreign exchange rate changes, which are difficult to predict, and out of the control of the Company and management.
The following table provides a reconciliation of organic sales growth / (decrease) (non-GAAP) to net sales growth / (decrease) (GAAP), the most comparable GAAP measure:

	Twelve Months Ended June 30, 2020
	Percentage change versus the year-ago period
	Health and Wellness	Household	Lifestyle	International	Total
Net sales growth / (decrease) (GAAP)	14%	1%	10%	5%	8%
Add: Foreign Exchange	—	—	—	10	2
Add/(Subtract): Divestitures/Acquisitions	—	—	—	—	—
Organic sales growth / (decrease) (non-GAAP)	14%	1%	10%	15%	10%

CAUTIONARY STATEMENT
This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of governments, consumers, customers, suppliers, employees and the Company, on our business, operations, employees, financial condition and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. Except for historical information, statements about future volumes, sales, organic sales growth, foreign currencies, costs, cost savings, margins, earnings, earnings per share, diluted earnings per share, foreign currency exchange rates, tax rates, cash flows, plans, objectives, expectations, growth or profitability are forward-looking statements based on management’s estimates, beliefs, assumptions and projections. Words such as “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “predicts,” and variations on such words, and similar expressions that reflect our current views with respect to future events and operational, economic and financial performance are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s Securities and Exchange Commission filings. These factors include, but are not limited to, the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, employees, financial condition and results of operations, as well as:

•intense competition in the Company’s markets;
•the impact of the changing retail environment, including the growth of alternative retail channels and business models, and changing consumer preferences;
•the impact of COVID-19 on the availability of, and efficiency of the supply, manufacturing and distribution systems for, the Company’s products, including any significant disruption to such systems;
•long-term changes in consumer preference or demand for the Company’s products as a result of any shortages or lack of availability of any products in the near-term;
•risks related to supply chain issues and product shortages as a result of reliance on a limited base of suppliers and the significant increase in demand for disinfecting and other products due to the COVID-19 pandemic;
•dependence on key customers and risks related to customer consolidation and ordering patterns;
•risks related to the Company’s use of and reliance on information technology systems, including potential security breaches, cyber-attacks, privacy breaches or data breaches that result in the unauthorized disclosure of consumer, customer, employee or Company information, or service interruptions, especially at a time when a large number of the Company’s employees are working remotely and accessing its technology infrastructure remotely;
•risks relating to acquisitions, new ventures and divestitures, and associated costs, including for asset impairment charges related to, among others, intangible assets and goodwill; and the ability to complete announced transactions and, if completed, integration costs and potential contingent liabilities related to those transactions;
•unfavorable worldwide, regional and local economic and financial market conditions, including as a result of fear of exposure to or actual impacts of a widespread disease outbreak, such as COVID-19;
•the Company’s ability to maintain its business reputation and the reputation of its brands and products;
•lower revenue, increased costs or reputational harm resulting from government actions and regulations;
•the ability of the Company to successfully manage global political, legal, tax and regulatory risks, including changes in regulatory or administrative activity;
•the ability of the Company to drive sales growth, increase prices and market share, grow its product categories and manage favorable product and geographic mix;
•volatility and increases in commodity costs such as resin, sodium hypochlorite and agricultural commodities, and increases in energy, transportation or other costs;
•risks related to international operations and international trade, including foreign currency fluctuations, such as devaluations, and foreign currency exchange rate controls, including periodic changes in such controls; changes in U.S. immigration or trade policies, including the imposition of new or additional tariffs; labor claims and labor unrest; inflationary pressures, particularly in Argentina; impact of the United Kingdom’s exit from, and the related on-going negotiations with, the European Union; government-imposed price controls or other regulations; potential negative impact and liabilities from the use, storage and transportation of chlorine in certain international markets where chlorine is used in the production of bleach; widespread health emergencies, such as COVID-19; and the possibility of nationalization, expropriation of assets or other government action;
•the facilities of the Company and its suppliers being subject to disruption by events beyond the Company’s control, including work stoppages, cyber-attacks, natural disasters, disease outbreaks or pandemics, such as COVID-19, and terrorism;

•the ability of the Company to innovate and to develop and introduce commercially successful products, or expand into adjacent categories and countries;
•the impact of product liability claims, labor claims and other legal, governmental or tax proceedings, including in foreign jurisdictions and in connection with any product recalls;
•the ability of the Company to implement and generate cost savings and efficiencies;
•the success of the Company’s business strategies;
•risks related to additional increases in the estimated fair value of P&G’s interest in the Glad business;
•the accuracy of the Company’s estimates and assumptions on which its financial projections, including any sales or earnings guidance or outlook it may provide from time to time, are based;
•the Company’s ability to attract and retain key personnel;
•environmental matters, including costs associated with the remediation and monitoring of past contamination, and possible increases in costs resulting from actions by relevant regulators, and the handling and/or transportation of hazardous substances;
•increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change;
•the Company’s ability to effectively utilize, assert and defend its intellectual property rights;
•any infringement or claimed infringement by the Company of third-party intellectual property rights;
•the effect of the Company’s indebtedness and credit rating on its business operations and financial results;
•the Company’s ability to access capital markets and other funding sources, as well as continued or increased market volatility;
•the Company’s ability to pay and declare dividends or repurchase its stock in the future;
•uncertainties relating to tax positions, tax disputes and any changes in tax rates and regulations on the Company;
•the Company’s ability to maintain an effective system of internal controls;
•the impacts of potential stockholder activism; and
•risks related to the Company’s discontinuation of operations in Venezuela.

The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company,” “Clorox,” “we,” “us,” and “our” refer to The Clorox Company and its subsidiaries.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework published in 2013. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, and concluded that it is effective.
The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Clorox Company (the Company) as of June 30, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 13, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases, effective July 1, 2019, using the modified retrospective approach upon adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842).

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill and Trademarks with Indefinite Lives
Description of the Matter
At June 30, 2020, the Company’s goodwill was $1.6 billion and represented 25% of total assets; trademarks with indefinite lives was $766 million and represented 12% of total assets. As discussed in Note 1 of the consolidated financial statements, goodwill and trademarks with indefinite lives are tested by the Company’s management for impairment at least annually, in the fiscal fourth quarter, unless there are indications of impairment at other points throughout the year. Goodwill is tested for impairment at the reporting unit level.

Auditing the Company’s annual impairment test for goodwill and trademarks with indefinite lives is complex and highly judgmental and required the involvement of a valuation specialist due to the significant judgment in estimating the fair value of reporting units and trademarks with indefinite lives. In particular, the fair value estimates of reporting units with fair values that do not significantly exceed their carrying values are sensitive to assumptions such as net sales growth rates, gross margins and discount rates. Trademarks with indefinite lives with fair values that do not significantly exceed their carrying values are sensitive to assumptions such as net sales growth rates, discount rates and royalty rates. All of these assumptions are sensitive to and affected by expected future market or economic conditions, particularly those in emerging markets, and industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill and trademarks impairment review process. This included evaluating controls over the Company’s budgetary and forecasting process used to develop the estimated future earnings and cash flows used in estimating the fair value of reporting units and trademarks with indefinite lives. We also tested controls over management’s review of the data used in their valuation models and review of the significant assumptions such as estimation of net sales, expense growth rates and terminal growth rates.

To test the estimated fair value of the Company’s reporting units and trademarks with indefinite lives (with fair values that do not significantly exceed carrying values), we performed audit procedures that included, among others, assessing the methodologies, testing the significant assumptions discussed above used to develop the estimates of future earnings and cash flows and testing the completeness and accuracy of the underlying data. We compared the significant assumptions used by management to current industry and economic trends, the Company’s historical results and other guideline companies within the same industry, and evaluated whether changes in the Company’s business would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the reporting units and trademarks with indefinite lives resulting from changes in these assumptions. We involved our valuation specialists to assist in reviewing the valuation methodology and testing the terminal growth rates, discount rates and royalty rates.

In addition, for goodwill we also tested the Company’s calculation of implied multiples of the reporting units, compared them to guideline companies and evaluated the resulting premium. For trademarks with indefinite lives, where applicable, we also assessed whether the assumptions used were consistent with those used in the goodwill impairment review process.

Valuation of Venture Agreement Terminal Obligation
Description of the Matter	As discussed in Note 8 of the consolidated financial statements, the Company has an agreement with The Proctor & Gamble Company (P&G) for the Company’s Glad bags and wraps business, for which the Company is required to purchase P&G’s 20% interest in the venture for cash at fair value of the global Glad business upon termination of the agreement. At June 30, 2020, the fair value of $400 million has been recognized as a venture agreement terminal obligation and represented 8% of total liabilities.

Auditing the Company’s Glad venture agreement terminal obligation is complex and highly judgmental and required the involvement of a valuation specialist due to the significant judgment in estimating the fair value of the global Glad business. In particular, the fair value estimate is sensitive to assumptions such as net sales growth rates, gross margins, discount rate and commodity prices. These assumptions are sensitive to and affected by expected future market or economic conditions, particularly those in emerging markets, and industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the venture agreement terminal obligation valuation review process. This included controls over the Company’s budgetary and forecasting process used to develop the estimated fair value of the global Glad business. We also tested management’s controls over the data used in their valuation models and review of the significant assumptions such as estimation of net sales, expense growth rates, terminal growth rates and commodity prices.

To test the estimated fair value of the venture agreement terminal obligation, we performed audit procedures that included, among others, assessing the methodologies, testing the significant assumptions discussed above used to develop estimates of future earnings and cash flows, and testing the completeness and accuracy of the underlying data. We compared the significant assumptions used by management to current industry and economic trends, the Company’s historical results and other guideline companies within the same industry, and evaluated whether changes in the Company’s business, including shifts in consumer demands and commodity prices, would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the venture agreement terminal obligation resulting from changes in these assumptions. We involved our valuation specialists to assist in reviewing the valuation methodology and testing the terminal growth rates and discount rates.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2003.

San Francisco, CA
August 13, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on Internal Control Over Financial Reporting
We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Clorox Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of The Clorox Company as of June 30, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated August 13, 2020 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Francisco, CA
August 13, 2020

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company
Years ended June 30

Dollars in millions, except share and per share data	2020	2019	2018
Net sales	$6,721	$6,214	$6,124
Cost of products sold	3,658	3,486	3,449
Gross profit	3,063	2,728	2,675
Selling and administrative expenses	969	856	837
Advertising costs	675	612	570
Research and development costs	145	136	132
Interest expense	99	97	85
Other (income) expense, net	(10)	3	(3)
Earnings before income taxes	1,185	1,024	1,054
Income taxes	246	204	231
Net earnings	$939	$820	$823
Net earnings per share
Basic net earnings per share	$7.46	$6.42	$6.37
Diluted net earnings per share	$7.36	$6.32	$6.26
Weighted average shares outstanding (in thousands)
Basic	125,828	127,734	129,293
Diluted	127,671	129,792	131,581

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
The Clorox Company

Years ended June 30
Dollars in millions	2020	2019	2018
Net earnings	939	820	823
Other comprehensive (loss) income:
Foreign currency adjustments, net of tax	(36)	(22)	(28)
Net unrealized gains (losses) on derivatives, net of tax	5	2	12
Pension and postretirement benefit adjustments, net of tax	(7)	4	12
Total other comprehensive (loss) income, net of tax	(38)	(16)	(4)
Comprehensive income	$901	$804	$819

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30
Dollars in millions, except share and per share data	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$871	$111
Receivables, net	648	631
Inventories, net	454	512
Prepaid expenses and other current assets	47	51
Total current assets	2,020	1,305
Property, plant and equipment, net	1,103	1,034
Operating lease right-of-use assets	291	—
Goodwill	1,577	1,591
Trademarks, net	785	791
Other intangible assets, net	109	121
Other assets	328	274
Total assets	$6,213	$5,116
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$—	$396
Current operating lease liabilities	64	—
Accounts payable and accrued liabilities	1,329	1,035
Income taxes payable	25	9
Total current liabilities	1,418	1,440
Long-term debt	2,780	2,287
Long-term operating lease liabilities	278	—
Other liabilities	767	780
Deferred income taxes	62	50
Total liabilities	5,305	4,557
Commitments and contingencies
Stockholders’ equity
Preferred stock: $1.00 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued as of June 30, 2020 and 2019; and 126,198,606 and 125,686,325 shares outstanding as of June 30, 2020 and 2019, respectively	159	159
Additional paid-in capital	1,137	1,046
Retained earnings	3,567	3,150
Treasury shares, at cost: 32,542,855 and 33,055,136 shares as of June 30, 2020 and 2019, respectively	(3,315)	(3,194)
Accumulated other comprehensive net (loss) income	(640)	(602)
Stockholders’ equity	908	559
Total liabilities and stockholders’ equity	$6,213	$5,116

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
The Clorox Company

	Common Stock		Additional Paid-in Capital		Treasury Stock		Accumulated Other Comprehensive Net (Loss) Income
Dollars in millions, except per share data	Amount	Shares (in thousands)		Retained Earnings	Amount	Shares (in thousands)		Total
Balance as of June 30, 2017	$159	158,741	$928	$2,440	$(2,442)	(29,727)	$(543)	$542
Net earnings				823				823
Other comprehensive (loss) income							(4)	(4)
Dividends ($3.60 per share declared)				(467)				(467)
Stock-based compensation			53					53
Other employee stock plan activities			(6)	1	56	1,139		51
Treasury stock purchased					(272)	(2,171)		(272)
Balance as of June 30, 2018	159	158,741	975	2,797	(2,658)	(30,759)	(547)	726
Cumulative effect of accounting changes (1)				36			(39)	(3)
Net earnings				820				820
Other comprehensive (loss) income							(16)	(16)
Dividends ($3.94 per share declared)				(503)				(503)
Stock-based compensation			43					43
Other employee stock plan activities			28	—	124	2,178		152
Treasury stock purchased					(660)	(4,474)		(660)
Balance as of June 30, 2019	159	158,741	1,046	3,150	(3,194)	(33,055)	(602)	559
Cumulative effect of accounting changes (2)				22				22
Net earnings				939				939
Other comprehensive (loss) income							(38)	(38)
Dividends ($4.29 per share declared)				(544)				(544)
Stock-based compensation			50					50
Other employee stock plan activities			41	—	121	2,043		162
Treasury stock purchased					(242)	(1,531)		(242)
Balance as of June 30, 2020	$159	158,741	$1,137	$3,567	$(3,315)	(32,543)	$(640)	$908

(1) As a result of adopting ASU No. 2014-09, “Revenue from Contracts with Customers (ASC 606),” on July 1, 2018, the Company recorded a cumulative effect of initially applying the new guidance as an adjustment to the fiscal year 2019 opening balance of Retained earnings.
(2) As a result of adopting ASU No. 2016-02, “Leases (ASC 842),” on July 1, 2019, the Company recorded a cumulative effect of initially applying the new guidance as an adjustment to the fiscal year 2020 opening balance of Retained earnings. See Note 1 for more information.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30
Dollars in millions	2020	2019	2018

Operating activities:
Net earnings	$939	$820	$823
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	180	180	166
Stock-based compensation	50	43	53
Deferred income taxes	(2)	(20)	(23)
Other	30	(29)	44
Changes in:
Receivables, net	(27)	(32)	(24)
Inventories, net	50	(7)	(21)
Prepaid expenses and other current assets	2	(6)	4
Accounts payable and accrued liabilities	291	17	(47)
Operating lease right-of-use assets and liabilities, net	19	—	—
Income taxes payable/ prepaid	14	26	1
Net cash provided by operations	1,546	992	976
Investing activities:
Capital expenditures	(254)	(206)	(194)
Businesses acquired, net of cash acquired	—	—	(681)
Other	2	10	16
Net cash used for investing activities	(252)	(196)	(859)
Financing activities:
Notes and loans payable, net	(396)	189	(214)
Long-term debt borrowings, net of issuance costs paid	492	—	891
Long-term debt repayments	—	—	(400)
Treasury stock purchased	(248)	(661)	(271)
Cash dividends paid	(533)	(490)	(450)
Issuance of common stock for employee stock plans and other	162	147	45
Net cash used for financing activities	(523)	(815)	(399)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(5)	(2)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	766	(21)	(285)
Cash, cash equivalents and restricted cash:
Beginning of year	113	134	419
End of year	$879	$113	$134
Supplemental cash flow information:
Interest paid	$89	$87	$75
Income taxes paid, net of refunds	241	207	245
Non-cash financing activities:
Cash dividends declared and accrued, but not paid	140	133	123

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except share and per share data)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation
The Company is principally engaged in the production, marketing and sale of consumer products through mass retailers, grocery outlets, warehouse clubs, dollar stores, home hardware centers, drug, pet and military stores, third-party and owned e-commerce channels, and distributors. The consolidated financial statements include the statements of the Company and its wholly owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation.
Use of Estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to reach opinions as to estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgments include, among others, assumptions pertaining to accruals for consumer and trade-promotion programs, stock-based compensation, retirement income plans, future cash flows associated with impairment testing of goodwill and other long-lived assets and the valuation of the venture agreement terminal obligation, the valuation of assets acquired and liabilities assumed in connection with a business combination, the credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid interest-bearing accounts, time deposits held by financial institutions and money market funds with an initial maturity at purchase of 90 days or less. The fair value of cash and cash equivalents approximates the carrying amount.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional withholding tax costs in certain foreign jurisdictions. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books in their functional currency, and the impact on such balances from foreign currency exchange rate differences is recorded in Other (income) expense, net.
As of June 30, 2020, 2019, 2018, and 2017, the Company had $8, $2, $3 and $2 of restricted cash, respectively, which was included in Prepaid expenses and other current assets and Other assets. The restricted cash as of June 30, 2020 was primarily related to funds held in an escrow account with limitations on usage and cash margin deposits held for exchange-traded futures contracts.
Inventories
The Company values its inventories using both the First-In, First-Out (“FIFO”) and the Last-In, First-Out (“LIFO”) methods. The FIFO inventory is stated at the lower of cost or net realizable value, which includes any costs to sell or dispose. In addition, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value. The LIFO inventory is stated at the lower of cost or market.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Property, Plant and Equipment and Finite-Lived Intangible Assets
Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are primarily calculated by the straight-line method using the estimated useful lives or lives determined by reference to the related lease contract in the case of leasehold improvements. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Estimated Useful Lives
Buildings and leasehold improvements	7 - 40 years
Land improvements	10 - 30 years
Machinery and equipment	3 - 15 years
Computer equipment	3 - 5 years
Capitalized software costs	3 - 7 years
 Finite-lived intangible assets are amortized over their estimated useful lives, which range from 2 to 30 years.

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.
Capitalization of Software Costs
The Company capitalizes certain qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees during the application development stage. Internal and external costs incurred during the preliminary project stage and post implementation-operation stage, mainly training and maintenance costs, are expensed as incurred. Once the application is substantially complete and ready for its intended use, qualifying costs are amortized on a straight-line basis over the software’s estimated useful life.
Impairment Review of Goodwill and Indefinite-Lived Intangible Assets
The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually for impairment in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.
With respect to goodwill, the Company has the option to first assess qualitative factors, such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from the prior period’s impairment testing, other reporting unit specific operating results as well as new events and circumstances impacting the operations at the reporting unit level. Reporting units for goodwill impairment testing purposes were its individual strategic business units (SBUs). If the result of a qualitative test indicates a potential for impairment of a reporting unit, a quantitative test is performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of the reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, the Company performs a second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recorded for the difference between the carrying value and the implied fair value of the reporting unit’s goodwill. No impairments were identified as a result of the Company’s impairment review during fiscal year 2020.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) method under the income approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, which requires significant judgments, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from the prior year’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative test indicates that it is more likely that not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses the income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows, as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results. No significant impairments were identified in fiscal year 2020 as a result of the Company’s impairment review during any quarters of fiscal year 2020.
Leases
Effective July 1, 2019, the Company adopted Accounting Standards Codification 842, Leases (ASC 842). Under this guidance, the Company determines whether an arrangement contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration and other facts and circumstances. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date and initial direct costs incurred by the Company and excludes any lease incentives received from the lessor. Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The lease term may include an option to extend or terminate the lease when it is reasonably certain that the Company will exercise that option as of the commencement date of the lease, and is reviewed in subsequent periods if a triggering event occurs. As the Company’s leases typically do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability using its incremental borrowing rate at the lease commencement date based on the lease term and the currency of the lease on a collateralized basis. Variable lease payments are the portion of lease payments that are not fixed over the lease term. Variable lease payments are expensed as incurred, and include certain non-lease components, such as maintenance and other services provided by the lessor, and other charges included in the lease, as applicable. The Company elected to combine lease and non-lease components as a single lease component and to exclude short-term leases, defined as leases with an initial terms of 12 months or less, from its consolidated balance sheet.
Stock-based Compensation
The Company grants various nonqualified stock-based compensation awards to eligible employees, including stock options, restricted stock awards and performance shares.
For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping. The total number of stock options expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.
For restricted stock awards, the fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. Forfeitures are estimated based on historical data. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company’s performance shares provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The number of shares issued is dependent upon the achievement of specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. Performance shares receive dividends earned during the vesting period upon vesting. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and management’s assessment of the probability that performance goals will be achieved. A cumulative adjustment is recognized to compensation expense in the current period to reflect any changes in the probability of achievement of performance goals.
Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based payment arrangements (excess tax benefits) are classified as operating cash inflows.
Employee Benefits
The Company accounts for its retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives or expected lifetime (for frozen plans) of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern. One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The expected return on plan assets may result in recognized expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period or expected lifetime (for frozen plans) of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to the Company’s net periodic benefit cost. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.
The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.
Environmental Costs
The Company is involved in certain environmental remediation and ongoing compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and based upon a reasonable estimate of the liability. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The accrual for environmental matters is included in Accounts payable and accrued liabilities and Other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to uncertainty regarding the timing of future payments.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished product to customers. Revenue is recognized at the point in time when performance obligations under the terms of customer contracts are satisfied, which is when ownership, risks and rewards transfer, and can be on the date of shipment or the date of receipt by the customer, depending upon the particular customer arrangement. Shipping and handling activities are accounted for as contract fulfillment costs and included within Cost of products sold. After the completion of the performance obligation, there is an unconditional right to consideration as outlined in the contract. A right is considered unconditional if nothing other than the passage of time is required before payment of that consideration is due. The Company typically collects its customer receivables within two months. All performance obligations under the terms of contracts with customers have an original duration of one year or less.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company has trade promotion programs, which primarily include shelf price reductions, in-store merchandising, and consumer coupons. The costs of such activities, defined as variable consideration under ASC 606, “Revenue from Contracts with Customers,” are netted against sales and recorded when the related sales take place. Accruals for trade promotion programs are established based on the Company’s best estimate of the amounts necessary to settle existing and future obligations for products sold as of the balance sheet date. Amounts accrued for trade-promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, and consumer redemption rates.
The Company provides an allowance for doubtful accounts based on its historical experience and ongoing assessment of its customers’ credit risk and aging. Receivables are presented net of an allowance for doubtful accounts of $10 and $4 as of June 30, 2020 and 2019, respectively. Receivables, net, included non-customer receivables of $20 and $17 as of June 30, 2020 and 2019, respectively.
Cost of Products Sold
Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract manufacturing fees, shipping and handling, warehousing, package design, depreciation, amortization, direct and indirect labor and operating costs for the Company’s manufacturing and distribution facilities, including salary, benefit costs and incentive compensation, and royalties and other charges related to the Company’s Glad Venture Agreement (See Note 8).
Costs associated with developing and designing new packaging, including design, artwork, films and labeling, are expensed as incurred and included within Cost of products sold.
Selling and Administrative Expenses
Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment, as well as software and licensing fees.
Advertising and Research and Development Costs
The Company expenses advertising and research and development costs in the period incurred.
Income Taxes
The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.
Per U.S. GAAP, foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion and determined that none of the undistributed earnings of its foreign subsidiaries are indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Foreign Currency Transactions and Translation
Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of Other (income) expense, net. In addition, certain assets and liabilities denominated in currencies other than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in Other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expenses are translated at the respective average monthly exchange rates during the year.
Gains and losses on foreign currency translations are reported as a component of Other comprehensive (loss) income. The income tax effect of currency translation adjustments is recorded as a component of deferred taxes with an offset to Other comprehensive (loss) income where appropriate.
Effective July 1, 2018, under the requirements of U.S. GAAP, Argentina was designated as a highly inflationary economy, since it has experienced cumulative inflation of approximately 100 percent or more over a three-year period. As a result, beginning July 1, 2018, the U.S. dollar replaced the Argentine peso as the functional currency of the Company’s subsidiaries in Argentina (collectively, “Clorox Argentina”). Consequently, gains and losses from non-U.S. dollar denominated monetary assets and liabilities for Clorox Argentina are recognized in Other (income) expense, net in the consolidated statement of earnings.
Derivative Instruments
The Company’s use of derivative instruments, principally swaps, futures and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in commodity prices, interest rates and foreign currencies. The Company’s contracts are hedges for transactions with notional amounts and periods consistent with the related exposures and do not constitute investments independent of these exposures.
The changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income depending on whether, for accounting purposes, it has been designated and qualifies as an accounting hedge and, if so, on the type of hedging relationship. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts for forecasted purchases of inventory as cash flow hedges. During the fiscal years ended June 30, 2020, 2019 and 2018, the Company had no hedging instruments designated as fair value hedges.
For derivative instruments designated and qualifying as cash flow hedges, the effective portion of gains or losses is reported as a component of Other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value in the consolidated statement of earnings in the current period. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recently Issued Accounting Standards
Recently Issued Accounting Standards Not Yet Adopted
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-12, “Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes,” which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. The standard will be effective for the Company beginning in the first quarter of fiscal year 2022, with early adoption permitted. The amendments that are related to changes in ownership of foreign equity method investments or foreign subsidiaries are to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The amendments that are related to franchise taxes that are partially based on income are to be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. All other amendments under this ASU are to be applied on a prospective basis.The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other (ASC 350): Simplifying the Test for
Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. The new guidance is effective for the Company beginning in the first quarter of fiscal year 2021. The impact of the new standard will be dependent on the specific facts and circumstances of future individual impairments, if any.
Recently Adopted Accounting Standards
In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (ASC 815): Targeted Improvements to Accounting for Hedging Activities,” which amends the hedge accounting recognition and presentation requirements to better align an entity’s risk management activities with its financial reporting. This standard also simplifies the application of hedge accounting in certain situations. The Company adopted this new guidance in the first quarter of fiscal year 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (ASC 842),” which requires lessees to recognize a ROU asset and a lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation will depend on the classification of a lease as either a finance or an operating lease. ASU 2016-02 also requires expanded disclosures about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-11, “Leases (ASC 842), Targeted Improvements,” which provides an optional transition method in applying the new lease standard. ASC 842 can be applied using either a modified retrospective approach at the beginning of the earliest period presented, or, as permitted by ASU 2018-11, at the beginning of the period in which it is adopted. The Company adopted the new standard in the first quarter of fiscal year 2020, on a modified retrospective basis using the optional transition method, and, accordingly, has not restated comparative periods; fiscal year 2019 balances and related disclosures supporting those comparative period balances continue to be presented under ASC 840, “Leases.” As allowed under the new standard, the Company elected to apply the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs. Upon adoption, the Company recorded a cumulative effect adjustment to the opening balance of Retained earnings of $22 related primarily to the remaining deferred gain from the sale-leaseback of the Company’s general office building in Oakland, California. This new standard did not have a material impact on the Company’s consolidated statement of earnings or the consolidated statement of cash flows. Refer to Note 11 for more information.

NOTE 2. BUSINESS ACQUIRED
Nutranext Acquisition
On April 2, 2018, the Company acquired 100 percent of Nutranext, a dietary supplements company based in Sunrise, Florida. Nutranext manufactures and markets leading dietary supplement brands in the retail and e-commerce channels as well as in its direct-to-consumer business. The purchase of the business reflects the Company’s strategy to acquire leading brands in fast-growing categories with attractive gross margins.
The total consideration paid of $681, which included post-closing working capital and other adjustments, was initially funded through commercial paper borrowings and subsequently repaid using a combination of long-term debt financing and cash repatriated from foreign subsidiaries. The assets and liabilities of Nutranext were recorded at their respective estimated fair value as of the acquisition date using generally accepted accounting principles for business combinations. The excess of the purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill in the Health and Wellness reportable segment in the amount of $412. The goodwill of $412 is primarily attributable to the synergies expected to arise after the acquisition and reflects the value of further expanding the Company’s portfolio into the health and wellness arena. Of the total goodwill, $363 is deductible for tax purposes.
The purchase price allocation was finalized during the third quarter of fiscal year 2019. The following table summarizes the final purchase price allocation for the fair value of Nutranext’s assets acquired and liabilities assumed and the related deferred income taxes. The fair value of the assets acquired and liabilities assumed reflects the final insignificant measurement period adjustments related to goodwill, deferred income taxes and income taxes payable. The weighted-average estimated useful life of intangible assets subject to amortization is 15 years.

Nutranext
Goodwill (in the Health and Wellness reportable segment) (1)	$412
Trademarks	143
Customer relationships	75
Property, plant and equipment	49
Working capital, net	22
Deferred income taxes	(20)
Consideration paid	$681
(1) Reflects segment changes effective in the fourth quarter of fiscal year 2020. See Note 18 for more information.

NOTE 3. INVENTORIES
Inventories consisted of the following as of June 30:

	2020	2019
Finished goods	$340	$411
Raw materials and packaging	140	125
Work in process	7	6
LIFO allowances	(33)	(30)
Total	$454	$512
The LIFO method was used to value approximately 31% and 34% of inventories as of June 30, 2020 and 2019, respectively. The carrying values for all other inventories are determined on the FIFO method. The effect on earnings of the liquidation of LIFO layers was insignificant for each of the fiscal years ended June 30, 2020, 2019 and 2018.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT, NET
The components of property, plant and equipment, net, consisted of the following as of June 30:

	2020	2019
Machinery and equipment	$1,921	$1,867
Buildings	642	596
Capitalized software costs	368	358
Land and improvements	145	138
Construction in progress	153	131
Computer equipment	98	94
Total	3,327	3,184
Less: Accumulated depreciation and amortization	(2,224)	(2,150)
Property, plant and equipment, net	$1,103	$1,034
 Depreciation and amortization expense related to property, plant and equipment, net, was $166, $165 and $156 in fiscal years 2020, 2019 and 2018, respectively, of which $5, $8 and $11 were related to amortization of capitalized software, respectively. Machinery and equipment above also includes capital leases of $21 and corresponding accumulated depreciation of $12 as of June 30, 2019 under Accounting Standards Codification 840, Leases (ASC 840).
Non-cash capital expenditures were $7, $2 and $2 for fiscal years, 2020, 2019 and 2018, respectively. There were no significant asset retirement obligations recorded and included in Buildings above for both fiscal years 2020 and 2019.

NOTE 5. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2020 and 2019 were as follows:

	Goodwill
	Health and Wellness (1)	Household (1)	Lifestyle (1)	International	Total
Balance as of June 30, 2018	$856	$85	$244	$417	$1,602
Acquisition	1	—	—	—	1
Effect of foreign currency translation	—	—	—	(12)	(12)
Balance as of June 30, 2019	$857	$85	$244	$405	$1,591
Acquisition	—	—	—	—	—
Effect of foreign currency translation	—	—	—	(14)	(14)
Balance as of June 30, 2020	$857	$85	$244	$391	$1,577
(1) Reflects segment changes effective in the fourth quarter of fiscal year 2020. See Note 18 for more information.

The changes in the carrying amount of trademarks and other intangible assets for the fiscal years ended June 30 were as follows:

	As of June 30, 2020			As of June 30, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks with indefinite lives	$766	$—	$766	$777	$—	$777
Trademarks with finite lives	47	28	19	40	26	14
Other intangible assets with finite lives	424	315	109	430	309	121
Total	$1,237	$343	$894	$1,247	$335	$912
Amortization expense relating to the Company’s intangible assets was $14, $15 and $10 for the years ended June 30, 2020, 2019 and 2018, respectively. Estimated amortization expense for these intangible assets is $13, $12, $12, $11 and $10 for fiscal years 2021, 2022, 2023, 2024 and 2025, respectively.

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following as of June 30:

	2020	2019
Accounts payable	$575	$507
Compensation and employee benefit costs	288	158
Trade and sales promotion costs	164	115
Dividends	146	139
Other	156	116
Total	$1,329	$1,035

NOTE 7. DEBT
Short-term borrowings
Notes and loans payable are borrowings that mature in less than one year, primarily consisting of U.S. commercial paper issued by the Company and borrowings under the Company's revolving credit agreements. Notes and loans payable were $0 and $396 as of June 30, 2020 and 2019, respectively.
The weighted average interest rates incurred on average outstanding notes and loans payable during the fiscal years ended June 30, 2020, 2019 and 2018, including fees associated with the Company’s revolving credit agreements, were 2.49%, 2.98% and 2.10%, respectively. The weighted average effective interest rates on notes and loans payable as of June 30, 2019 was 2.65%.
Long-term borrowings
Long-term debt, carried at face value net of unamortized discounts, premiums and debt issuance costs, included the following as of June 30:

	2020	2019
Senior unsecured notes and debentures:
3.80%, $300 due November 2021	$299	$299
3.05%, $600 due September 2022	599	598
3.50%, $500 due December 2024	498	498
3.10%, $400 due October 2027	397	397
3.90%, $500 due May 2028	496	495
1.80%, $500 due May 2030	491	—
Total	2,780	2,287
Less: Current maturities of long-term debt	—	—
Long-term debt	$2,780	$2,287
In May 2020, the Company issued $500 of senior notes with an annual fixed interest rate of 1.80% and a maturity date of May 15, 2030 and used the proceeds to repay borrowings under the revolving Credit Agreement and for general corporate purposes. Interest on the notes is payable semi-annually in May and November. The notes carry an effective interest rate of 1.96%, which includes the impact of amortizing debt issuance costs and the gain on the related interest rate forward contracts over the life of the notes (See Note 9). The notes rank equally with all of the Company's existing senior indebtedness.
In May 2018, the Company issued $500 of senior notes with an annual fixed interest rate of 3.90% and a maturity date of May 15, 2028 and used the proceeds to repay a portion of the outstanding commercial paper, including amounts raised in connection with the Nutranext acquisition. Interest on the notes is payable semi-annually in May and November. The notes carry an effective interest rate of 4.02%, which includes the impact of amortizing debt issuance costs and the loss on the related interest rate forward contracts over the life of the notes (See Note 9). The notes rank equally with all of the Company's existing senior indebtedness.
In September 2017, the Company issued $400 of senior notes with an annual fixed interest rate of 3.10% and a maturity date of October 1, 2027 and used the proceeds to repay $400 of senior notes with an annual fixed interest rate of 5.95% that became due in October 2017. The notes carry an effective interest rate of 3.13%, which includes the impact of amortizing debt issuance costs and the gain on the related interest rate forward contracts over the life of the notes (See Note 9). The notes rank equally with all of the Company’s existing senior indebtedness.
The weighted average interest rates incurred on average outstanding long-term debt during the fiscal years ended June 30, 2020, 2019 and 2018, were 3.75%, 3.81% and 3.94%, respectively. The weighted average effective interest rates on long-term debt balances as of both June 30, 2020 and 2019 were 3.48% and 3.81%, respectively.
Long-term debt maturities as of June 30, 2020, were $0, $300, $600, $0, $500, and $1,400 in fiscal years 2021, 2022, 2023, 2024, 2025, and thereafter, respectively.

NOTE 7. DEBT (Continued)
Credit arrangements
On November 15, 2019, the Company entered into a new $1,200 revolving credit agreement (the Credit Agreement) that matures in November 2024. The Credit Agreement replaced a prior $1,100 revolving credit agreement (the Prior Credit Agreement) in place since February 2017. The Company did not incur any termination fees or penalties in connection with entering the new agreement, which was considered a debt modification. The Company was in compliance with all restrictive covenants and limitations in the Credit Agreement as of June 30, 2020, and anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its Credit Agreement, and currently expects that it will continue to have access to borrowing under the Credit Agreement. As of the fiscal years ended June 30, 2020 and 2019, there were no borrowings due under the Credit Agreement or the Prior Credit Agreement.
The Company’s borrowing capacity under the revolving credit agreements and other financing arrangements as of June 30 was as follows:

	2020	2019
Revolving credit facility	$1,200	$1,100
Foreign and other credit lines	38	39
Total	$1,238	$1,139
Of the $38 of foreign and other credit lines as of June 30, 2020, $3 was outstanding and the remainder of $35 was available for borrowing. Of the $39 of foreign and other credit lines as of June 30, 2019, $4 was outstanding and the remainder of $35 was available for borrowing.

NOTE 8. OTHER LIABILITIES
Other liabilities consisted of the following as of June 30:

	2020	2019
Venture Agreement terminal obligation, net	$400	$370
Employee benefit obligations	294	280
Taxes	23	34
Other	50	96
Total	$767	$780
Venture Agreement
The Company has an agreement with The Procter & Gamble Company (P&G) for the Company’s Glad bags and wraps business. In connection with this agreement, P&G provides research and development (R&D) support to the Glad business. As of June 30, 2020 and 2019, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad business, which is included in Cost of products sold. In December 2017, the Company and P&G extended the term of the agreement and the related R&D support provided by P&G. The term will now expire in January 2026, unless the parties agree, on or prior to January 31, 2025, to further extend the term of the agreement for another seven years or agree to take some other relevant action. The agreement can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company or, at either party’s option, upon the sale of the Glad business by the Company.
Upon termination of the agreement, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2020, the estimated fair value of P&G’s interest was $610, of which $400 has been recognized and is reflected in Other liabilities as noted in the table above. The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold in accordance with the effective interest method over the remaining life of the agreement. Following termination, the Glad business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty-free basis for the licensed products marketed.

NOTE 8. OTHER LIABILITIES (Continued)
Deferred Gain on Sale-leaseback Transaction
In December 2012, the Company completed a sale-leaseback transaction under which it sold its general office building in Oakland, California to an unrelated third party for net proceeds of $108 and entered into a 15-year operating lease agreement with renewal options with the buyer for a portion of the building. The Company deferred recognition of the portion of the total gain on the sale that was equivalent to the present value of the lease payments and began to amortize such amount to earnings ratably over the lease term. As of June 30, 2019, the long-term portion of the deferred gain of $22 was included in Other, as noted in the table above. The Company reclassified the remaining deferred gain from the sale-leaseback of the general office building to Retained earnings upon adoption of the new lease guidance under ASC 842 effective July 1, 2019. Refer to Note 1 for more information.

NOTE 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Financial Risk Management and Derivative Instruments
The Company is exposed to certain commodity, foreign currency and interest rate risks related to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.
Commodity Price Risk Management
The Company may use commodity exchange-traded futures and over-the-counter swap contracts, which are generally no longer than 2 years, to fix the price of a portion of its forecasted raw material requirements. Commodity purchase contracts are measured at fair value using market quotations obtained from the Chicago Board of Trade commodity futures exchange and commodity derivative dealers.
As of June 30, 2020, the notional amount of commodity derivatives was $27, of which $14 related to soybean oil futures used for the Food products business and $13 related to jet fuel swaps used for the Grilling business. As of June 30, 2019, the notional amount of commodity derivatives was $24, of which $13 related to soybean oil futures and $11 related to jet fuel swaps.
Foreign Currency Risk Management
The Company may also enter into certain over-the-counter derivative contracts to manage a portion of the Company’s forecasted foreign currency exposure associated with the purchase of inventory. These foreign currency contracts generally have durations of no longer than 2 years. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.
The notional amounts of outstanding foreign currency forward contracts used by the Company’s subsidiaries to hedge forecasted purchases of inventory were $70 and $61, respectively, as of June 30, 2020 and 2019.
Interest Rate Risk Management
The Company may enter into over-the-counter interest rate forward contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt or to manage the Company’s level of fixed and floating rate debt. These interest rate forward contracts generally have durations of less than 3 years. The interest rate contracts are measured at fair value using information quoted by U.S. government bond dealers.
During the fourth quarter of fiscal year 2020, the Company entered into forward starting interest rate swap contracts with a maturity date of September 2022 and notional amounts totaling $225. The contracts were designated as cash flow hedges to manage the exposure to interest rate volatility associated with future interest payments on a forecasted debt issuance. The unrealized mark-to-market gains or losses on these hedging contracts will be recorded in Other comprehensive (loss) income until termination at which point the realized gains or losses will be reclassified from Accumulated other comprehensive net (loss) income and amortized into Interest expense on the consolidated statement of earnings over the term of the forecasted debt. There were no outstanding forward starting interest rate swaps as of June 30, 2019.
During fiscal year 2020, the Company entered into, and subsequently terminated, interest rate forward contracts related to the May 2020 issuance of $500 in senior notes (See Note 7). These contracts resulted in an insignificant gain recorded in Other comprehensive (loss) income, which is being amortized into Interest expense on the consolidated statement of earnings over the 10-year term of the notes.

NOTE 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

During fiscal year 2018, the Company entered into, and subsequently terminated, interest rate forward contracts related to the September 2017 issuance of $400 in senior notes and the May 2018 issuance of $500 in senior notes (See Note 7). These contracts resulted in insignificant gains and losses included within Other comprehensive (loss) income, which are being amortized into Interest expense on the consolidated statement of earnings over the 10-year term of each of the notes.

Commodity, Foreign Exchange and Interest Rate Derivatives

The Company designates its commodity forward and futures contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate forward contracts for forecasted interest payments as cash flow hedges.
The effects of derivative instruments designated as hedging instruments on Other comprehensive (loss) income and Net earnings were as follows during the fiscal years ended June 30:

	Gains (losses) recognized in Other comprehensive (loss) income
	2020	2019	2018
Commodity purchase derivative contracts	$(7)	$(5)	$4
Foreign exchange derivative contracts	—	—	2
Interest rate derivative contracts	2	—	2
Total	$(5)	$(5)	$8

	Location of Gains (losses) reclassified from Accumulated other comprehensive net (loss) income into Net earnings	Gains (losses) reclassified from Accumulated other comprehensive net (loss) income and recognized in Net earnings
		2020	2019	2018
Commodity purchase derivative contracts	Cost of products sold	$(4)	$(2)	$1
Foreign exchange derivative contracts	Cost of products sold	—	2	(1)
Interest rate derivative contracts	Interest expense	(6)	(6)	(6)
Total		$(10)	$(6)	$(6)

The estimated amount of the existing net gain (loss) in Accumulated other comprehensive net (loss) income as of June 30, 2020 that is expected to be reclassified into Net earnings within the next twelve months is $(11).

Counterparty Risk Management and Derivative Contract Requirements

The Company utilizes a variety of financial institutions as counterparties for over-the-counter derivative instruments. The Company enters into agreements governing the use of over-the-counter derivative instruments and sets internal limits on the aggregate over-the-counter derivative instrument positions held with each counterparty. Certain terms of these agreements require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. Of the over-the-counter derivative instruments in liability positions held as of June 30, 2020 and 2019, $3 and $1, respectively, contained such terms. As of both June 30, 2020 and 2019, neither the Company nor any counterparty was required to post any collateral as no counterparty liability position limits were exceeded.
Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of both June 30, 2020 and 2019, the Company and each of its counterparties had been assigned investment grade ratings by both Standard & Poor’s and Moody’s.
Certain of the Company’s exchange-traded futures contracts used for commodity price risk management include requirements for the Company to post collateral in the form of a cash margin account held by the Company’s broker for trades conducted on that exchange. As of June 30, 2020 and 2019, the Company maintained cash margin balances related to exchange-traded futures contracts of $2 and $1, respectively, which are classified as Prepaid expenses and other current assets on the consolidated balance sheets.

NOTE 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Trust Assets
The Company holds interests in mutual funds and cash equivalents as part of trust assets related to its nonqualified deferred compensation plans. The participants in the nonqualified deferred compensation plans, who are the Company’s current and former employees, may select among certain mutual funds in which their compensation deferrals are invested in accordance with the terms of the plan and within the confines of the trusts, which hold the marketable securities. The trusts represent variable interest entities for which the Company is considered the primary beneficiary, and, therefore, trust assets are consolidated and included in Other assets in the consolidated balance sheets. The interests in mutual funds are measured at fair value using quoted market prices. The Company has designated these marketable securities as trading investments.
As of June 30, 2020, the value of the trust assets related to the Company’s nonqualified deferred compensation plans increased by $4 as compared to June 30, 2019.
Fair Value of Financial Instruments
Financial assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets are required to be classified and disclosed in one of the following three categories of the fair value hierarchy:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.
As of June 30, 2020 and 2019, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period included derivative financial instruments, which were classified as either Level 1 or Level 2, and trust assets to fund the Company’s nonqualified deferred compensation plans, which were classified as Level 1.

NOTE 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

All of the Company's derivative instruments qualify for hedge accounting. The following table provides information about the balance sheet classification and the fair values of the Company's derivative instruments:

			2020		2019
	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Interest rate forward contracts	Other assets	2	1	1	—	—
			$1	$1	$—	$—
Liabilities
Commodity purchase futures contracts	Accounts payable and accrued liabilities	1	1	1	1	1
Commodity purchase swaps contracts	Accounts payable and accrued liabilities	2	3	3	1	1
Foreign exchange forward contracts	Accounts payable and accrued liabilities	2	$1	1	—	—
			$5	$5	$2	$2

The following table provides information about the balance sheet classification and the fair values of the Company's other assets and liabilities for which disclosure of fair value is required:

			2020		2019
	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Investments, including money market funds	Cash and cash equivalents (a)	1	$584	$584	$26	$26
Time deposits	Cash and cash equivalents (a)	2	165	165	7	7
Trust assets for nonqualified deferred compensation plans	Other assets	1	100	100	96	96
			$849	$849	$129	$129
Liabilities
Notes and loans payable	Notes and loans payable (b)	2	$—	$—	$396	$396
Current maturities of long-term debt and Long-term debt	Current maturities of long- term debt and Long-term debt (c)	2	2,780	3,051	2,287	2,402
			$2,780	$3,051	$2,683	$2,798

(a)Cash and cash equivalents are composed of time deposits and other interest-bearing investments, including money market funds with original maturity dates of 90 days or less. Cash and cash equivalents are recorded at cost, which approximates fair value.
(b)Notes and loans payable is composed of outstanding U.S. commercial paper balances and/or amounts drawn on the Company’s credit agreements, all of which are recorded at cost, which approximates fair value.
(c)Current maturities of long-term debt and Long-term debt are recorded at cost. The fair value of Long-term debt, including current maturities, was determined using secondary market prices quoted by corporate bond dealers, and is classified as Level 2.

NOTE 10. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS
Contingencies
The Company is involved in certain environmental matters, including response actions at various locations. The Company had recorded liabilities totaling $28 and $27 as of June 30, 2020 and 2019, respectively, for its share of aggregate future remediation costs related to these matters.
One matter, which accounted for $14 of the recorded liability as of both June 30, 2020 and 2019, relates to environmental costs associated with one of the Company’s former operations at a site located in Alameda County, California. In November 2016, at the request of regulators and with the assistance of environmental consultants, the Company submitted a Feasibility Study that evaluated various options for managing the site and included estimates of the related costs. As a result, the Company recorded in Other (income) expense, net an undiscounted liability for costs estimated to be incurred over a 30-year period, based on the option recommended in the Feasibility Study. However, as a result of ongoing discussions with regulators, in June 2017, the Company increased its recorded liability to $14, which reflects anticipated costs to implement additional remediation measures at the site. While the Company believes its latest estimate is reasonable, regulators could require the Company to implement one of the other options evaluated in the Feasibility Study, with estimated undiscounted costs of up to $28 over an estimated 30-year period, or require the Company to take other actions and incur costs not included in the study.
Another matter in Dickinson County, Michigan, at the site of one of the Company’s former operations for which the Company is jointly and severally liable, accounted for $10 and $11 of the recorded liability as of June 30, 2020 and 2019, respectively. This amount reflects the Company’s agreement to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. If the third party is unable to pay its share of the response and remediation obligations, the Company may be responsible for such obligations. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded for the Dickinson County matter, any amount of such additional exposures, or range of exposures, is not estimable at this time. The Company’s estimated losses related to these matters are sensitive to a variety of uncertain factors, including the efficacy of any remediation efforts, changes in any remediation requirements, and the future availability of alternative clean-up technologies.
The Company is subject to various legal proceedings, claims and other loss contingencies, including, without limitation, loss contingencies relating to contractual arrangements, product liability, patents and trademarks, advertising, labor and employment, environmental, health and safety and other matters. With respect to these proceedings, claims and other loss contingencies, while considerable uncertainty exists, in the opinion of management at this time, the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
Guarantees
In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any material payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
The Company had not recorded any material liabilities on the aforementioned guarantees as of June 30, 2020 and 2019.
The Company was a party to a letter of credit of $10 as of June 30, 2020 and $9 as of June 30, 2019, primarily related to one of its insurance carriers, of which $0 had been drawn upon.

NOTE 10. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS (Continued)
Commitments
The Company is a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity must be made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The Company enters into purchase obligations based on expectations of future business needs. Many of these purchase obligations are flexible to allow for changes in the Company’s business and related requirements. As of June 30, 2020, the Company’s purchase obligations by purchase date were as follows:

Year	Purchase Obligations
2021	$149
2022	78
2023	27
2024	19
2025	6
Thereafter	20
Total	$299

NOTE 11. LEASES
The Company leases various property, plant and equipment, including office, warehousing, manufacturing and research and development facilities and equipment. These leases have remaining lease terms of up to 11 years, inclusive of renewal or termination options that the Company is reasonably certain to exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Supplemental balance sheet information related to the Company’s leases was as follows:

	Balance sheet classification	As of 6/30/2020
Operating leases
Right-of-use assets	Operating lease right-of-use assets	$291
Current lease liabilities	Current operating lease liabilities	64
Non-current lease liabilities	Long-term operating lease liabilities	278
Total operating lease liabilities		$342

Finance leases
Right-of-use assets	Other assets	$14
Current lease liabilities	Accounts payable and accrued liabilities	2
Non-current lease liabilities	Other liabilities	12
Total finance lease liabilities		$14
Components of lease cost were as follows:

Twelve Months Ended
6/30/2020
Operating lease cost	73
Finance lease cost:
Amortization of right-of-use assets	4
Interest on lease liabilities	—
Total finance lease cost	4
Variable lease cost	39
Short term lease cost	1
Supplemental cash flow information and non-cash activity related to the Company’s leases were as follows:

Twelve Months Ended
6/30/2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases, net	$54
Operating cash flows from finance leases	—
Financing cash flows from finance leases	2
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$38
Finance leases	8

NOTE 11. LEASES (Continued)
Weighted-average remaining lease term and discount rate for the Company’s leases were as follows:

As of 6/30/2020
Weighted-average remaining lease term:
Operating leases	7 years
Finance leases	7 years
Weighted-average discount rate:
Operating leases	2.49%
Finance leases	3.20%

Maturities of lease liabilities by fiscal year for the Company’s leases as of June 30, 2020 were as follows:

Year	Operating leases	Finance leases
2021	$70	3
2022	56	2
2023	49	2
2024	42	2
2025	36	2
Thereafter	122	5
Total lease payments	$375	$16
Less: Imputed interest	(33)	(2)
Total lease liabilities	$342	$14

The future minimum annual lease payments required under the Company’s existing non-cancelable operating and capital lease agreements as of June 30, 2019 prior to the adoption of ASC 842, were as follows:

Year	Operating leases	Capital leases
2020	$71	$2
2021	65	2
2022	50	1
2023	42	1
2024	37	1
Thereafter	124	2
Total lease payments	$389	$9

Rent expense under operating leases under ASC 840 amounted to $72 and $86 for the years ended June 30, 2019 and 2018, respectively.

NOTE 12. STOCKHOLDERS’ EQUITY
As of June 30, 2020, the Company had two stock repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $2,000, which has no expiration date, was authorized by the Board of Directors in May 2018, and a program to offset the anticipated impact of dilution related to stock-based awards (the Evergreen Program), which has no authorization limit on the dollar amount and no expiration date.
Stock repurchases under the two stock repurchase programs were as follows during the fiscal years ended June 30:

	2020		2019		2018
	Amount	Shares (in thousands)	Amount	Shares (in thousands)	Amount	Shares (in thousands)
Open-market purchase program	$85	577	$328	2,266	$95	749
Evergreen Program	157	954	332	2,208	177	1,422
Total stock repurchases	$242	1,531	$660	4,474	$272	2,171
Dividends per share paid during the fiscal years ended June 30 were as follows:

	2020	2019	2018
Dividends per share paid	$4.24	$3.84	$3.48

NOTE 12. STOCKHOLDERS' EQUITY (Continued)

Accumulated Other Comprehensive Net (Loss) Income
Changes in Accumulated other comprehensive net (loss) income by component were as follows for the fiscal years ended June 30:

	Foreign currency translation adjustments	Net unrealized gains (losses) on derivatives	Pension and postretirement benefit adjustments	Accumulated other comprehensive net (loss) income
Balance June 30, 2017	$(356)	$(37)	$(150)	$(543)
Other comprehensive (loss) income before reclassifications	(20)	8	11	(1)
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	6	8	14
Income tax benefit (expense)	(8)	(2)	(7)	(17)
Net current period other comprehensive (loss) income	(28)	12	12	(4)
Balance June 30, 2018	(384)	(25)	(138)	(547)
Other comprehensive (loss) income before reclassifications	(20)	(5)	—	(25)
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	6	6	12
Income tax benefit (expense)	(2)	1	(2)	(3)
Net current period other comprehensive (loss) income	(22)	2	4	(16)
Cumulative effect of accounting changes (1)	(8)	—	(31)	(39)
Balance June 30, 2019	(414)	(23)	(165)	(602)
Other comprehensive (loss) income before reclassifications	(35)	(5)	(16)	(56)
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	10	7	17
Income tax benefit (expense)	(1)	—	2	1
Net current period other comprehensive (loss) income	(36)	5	(7)	(38)
Balance June 30, 2020	$(450)	$(18)	$(172)	$(640)
(1) The opening balance of Accumulated other comprehensive net (loss) income was adjusted as a result of adopting ASU No. 2018-02, “Income Statement-Reporting Comprehensive Income (ASC 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” on April 1, 2019.
Included in foreign currency adjustments are re-measurement losses on long-term intercompany loans where settlement is not planned or anticipated in the foreseeable future. For the fiscal years ended June 30, 2020, 2019 and 2018, Other comprehensive losses on these loans totaled $5, $3 and $9, respectively, and there were no amounts reclassified from Accumulated other comprehensive net (loss) income for the periods presented.

NOTE 13. NET EARNINGS PER SHARE (EPS)
The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net EPS to those used to calculate diluted net EPS for the fiscal years ended June 30:

	2020	2019	2018
Basic	125,828	127,734	129,293
Dilutive effect of stock options and other	1,843	2,058	2,288
Diluted	127,671	129,792	131,581

Antidilutive stock options and other	—	800	1,192

NOTE 14. STOCK-BASED COMPENSATION PLANS
In November 2012, the Company’s stockholders voted to approve the amended and restated 2005 Stock Incentive Plan (the Plan). The Plan permits the Company to grant various nonqualified stock-based compensation awards, including stock options, restricted stock, performance shares, deferred stock units, stock appreciation rights and other stock-based awards. The primary amendment reflected in the Plan was an increase of approximately 3 million common shares that may be issued for stock-based compensation purposes. As of June 30, 2020, the Company was authorized to grant up to approximately 7 million common shares, plus additional shares equal to shares that are potentially deliverable under an award that expire or are canceled, forfeited or settled without the delivery of shares, under the Plan. As of June 30, 2020, approximately 7 million common shares remained available for grant.
Compensation cost and the related income tax benefit recognized for stock-based compensation plans were classified as indicated below for the fiscal years ended June 30:

	2020	2019	2018
Cost of products sold	$5	$5	$7
Selling and administrative expenses	41	35	42
Research and development costs	4	3	4
Total compensation costs	$50	$43	$53

Related income tax benefit	$12	$10	$16
Cash received during fiscal years 2020, 2019 and 2018 from stock options exercised under all stock-based payment arrangements was $176, $166 and $70, respectively. The Company issues shares for stock-based compensation plans from treasury stock. The Company may repurchase stock under its Evergreen Program to offset the estimated impact of dilution related to stock-based awards (See Note 12).
Details regarding the valuation and accounting for stock options, restricted stock awards, performance shares and deferred stock units for non-employee directors follow.
Stock Options
The fair value of each stock option award granted during fiscal years 2020, 2019 and 2018 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2020	2019	2018
Expected life	5.4 years	5.4 years	5.5 years
Weighted-average expected life	5.4 years	5.4 years	5.5 years
Expected volatility	18.7%	17.3% to 20.2%	15.7% to 18.7%
Weighted-average volatility	18.7%	17.4%	15.7%
Risk-free interest rate	1.7%	2.5% to 3.0%	1.3% to 2.6%
Weighted-average risk-free interest rate	1.7%	2.9%	1.8%
Dividend yield	2.8%	2.5% to 2.6%	2.4% to 3.0%
Weighted-average dividend yield	2.8%	2.6%	2.5%

NOTE 14. STOCK-BASED COMPENSATION PLANS (Continued)
The expected life of the stock options is based on historical exercise patterns. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.
Details of the Company’s stock option activities are summarized below:

	Number of Shares (In thousands)	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding as of June 30, 2019	5,744	$112	6 years	$235
Granted	1,031	156
Exercised	(1,828)	97
Canceled	(86)	145
Options outstanding as of June 30, 2020	4,861	$127	6 years	$451

Options vested as of June 30, 2020	2,680	$110	5 years	$294

The weighted-average fair value per share of each option granted during fiscal years 2020, 2019 and 2018, estimated at the grant date using the Black-Scholes option pricing model, was $20.03, $22.38 and $15.33, respectively. The total intrinsic value of options exercised in fiscal years 2020, 2019 and 2018 was $145, $125 and $51, respectively.
Stock option awards outstanding as of June 30, 2020, have been granted at prices that are equal to the market value of the stock on the date of grant. Stock option grants generally vest over 4 years and expire no later than 10 years after the grant date. The Company recognizes compensation expense on a straight-line basis over the vesting period. As of June 30, 2020, there was $12 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of 1 year, subject to forfeiture changes.
Restricted Stock Awards
The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally 3 to 4 years. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Restricted stock awards receive dividend distributions earned during the vesting period upon vesting.
As of June 30, 2020, there was $28 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 1 year. The total fair value of the shares that vested in each of the fiscal years 2020, 2019 and 2018 was $9, $5 and $1, respectively. The weighted-average grant-date fair value of awards granted was $156.25, $152.12 and $135.29 per share for fiscal years 2020, 2019 and 2018, respectively.

NOTE 14. STOCK-BASED COMPENSATION PLANS (Continued)
A summary of the status of the Company’s restricted stock awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards as of June 30, 2019	241	$144
Granted	142	156
Vested	(65)	143
Forfeited	(24)	147
Restricted stock awards as of June 30, 2020	294	$150

Performance Shares
As of June 30, 2020, there was $15 in unrecognized compensation cost related to non-vested performance shares that is expected to be recognized over a remaining weighted-average performance period of 1 year. The weighted-average grant-date fair value of awards granted was $155.54, $151.95 and $135.47 per share for fiscal years 2020, 2019 and 2018, respectively.
A summary of the status of the Company’s performance share awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Performance share awards as of June 30, 2019	537	$120
Granted	119	$156
Distributed	(223)	$121
Forfeited	(19)	$144
Performance share awards as of June 30, 2020	414	$128

Performance shares vested and deferred as of June 30, 2020	136	$85
 The non-vested performance shares outstanding as of June 30, 2020 and 2019 were 278,000 and 387,000, respectively, and the weighted average grant date fair value was $148.59 and $133.10 per share, respectively. During fiscal year 2020, 209,000 shares vested. Deferred shares continue to earn dividends, which are also deferred. The total fair value of shares vested was $26, $37 and $35 during fiscal years 2020, 2019 and 2018, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock.
Deferred Stock Units for Nonemployee Directors
Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the completion of a director’s service.
During fiscal year 2020, the Company granted 14,000 deferred stock units, reinvested dividends of 5,000 units and distributed 29,000 shares, which had a weighted-average fair value on the grant date of $157.22, $165.71 and $81.41 per share, respectively. As of June 30, 2020, 190,000 units were outstanding, which had a weighted-average fair value on the grant date of $95.42 per share.

NOTE 15. OTHER (INCOME) EXPENSE, NET
The major components of Other (income) expense, net, for the fiscal years ended June 30 were:

	2020	2019	2018
Income from equity investees	$(20)	$(15)	$(12)
Amortization of trademarks and other intangible assets	13	17	11
Net periodic benefit cost (1)	10	14	—
Foreign exchange transaction (gains) losses, net	7	7	3
Asset impairment charges	2	—	1
Interest income	(2)	(3)	(6)
Indemnity settlement from past acquisition	(15)	—	—
Other	(5)	(17)	—
Total	$(10)	$3	$(3)
(1) As a result of adopting ASU No. 2017-07, “Compensation-Retirement Benefits (ASC 715),” beginning in fiscal year 2019, net periodic benefit cost is recorded in Other (income) expense, net and in Cost of products sold, Selling and administrative expenses and Research and development costs prior to fiscal year 2019.

NOTE 16. INCOME TAXES
The provision for income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2020	2019	2018
Current
Federal	$171	$166	$177
State	32	24	34
Foreign	45	34	43
Total current	248	224	254
Deferred
Federal	13	(22)	(24)
State	(5)	(1)	3
Foreign	(10)	3	(2)
Total deferred	(2)	(20)	(23)
Total	$246	$204	$231

The components of Earnings before income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2020	2019	2018
United States	$1,041	$912	$963
Foreign	144	112	91
Total	$1,185	$1,024	$1,054

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on operations follows for the fiscal years ended June 30:

	2020	2019	2018
Statutory federal tax rate	21.0%	21.0%	28.1%
State taxes (net of federal tax benefits)	1.7	1.7	2.4
Tax differential on foreign earnings	0.9	1.0	1.2
Federal domestic manufacturing deduction	—	—	(1.8)
Federal excess tax benefits	(2.4)	(2.3)	(1.7)
Reversals of deferred taxes related to foreign unremitted earnings	—	—	(2.6)
Remeasurement of deferred taxes	—	0.1	(3.1)
Other differences	(0.4)	(1.7)	(0.7)
Effective tax rate	20.8%	19.8%	21.8%

The Tax Act was signed into law by the President of the United States on December 22, 2017. The Tax Act made significant changes to U.S. tax law, and included a reduction of U.S. corporation statutory income tax rates from 35% to 21%, effective January 1, 2018. Under the Tax Act, the Company was subject to an average federal statutory tax rate of 28.1% for its fiscal year ended June 30, 2018. The Company’s federal statutory tax rate was 21.0% beginning in July 2018 for the fiscal year ended June 30, 2019. The Tax Act also included, among other things, a one-time transition tax on accumulated foreign earnings and the adoption of a modified territorial approach to the taxation of future foreign earnings.

NOTE 16. INCOME TAXES (Continued)

During the second quarter of fiscal year 2018, the Company made reasonable estimates of the impacts of the Tax Act and initially recorded total benefits of $81 as provisional, as defined in Staff Accounting Bulletin No. 118, as follows:

Adjustments
One-time net deferred tax liability reduction	$60
One-time transition tax	(7)
Net total one-time tax benefit	53
Beneficial year-to-date current taxable income impact	28
Total tax benefits	$81

As of December 31, 2018, the Company completed its accounting for all of the enactment-date income tax effects of the Tax Act. Cumulative measurement adjustments through the second quarter of fiscal year 2019 were insignificant.

Per U.S. GAAP, foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion. Through the second quarter of fiscal year 2018, the Company had determined that the undistributed earnings of a number of its foreign subsidiaries were indefinitely reinvested. When the Tax Act was passed into law in December 2017, it significantly reduced the cost of U.S. repatriation. In the third quarter of fiscal year 2018, the Company concluded an analysis wherein it determined that none of the undistributed earnings of its foreign subsidiaries were indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable. These withholding taxes had no significant impact on the Company’s consolidated results.
The components of net deferred tax assets (liabilities) as of June 30 are shown below:

	2020	2019
Deferred tax assets
Compensation and benefit programs	$119	$100
Net operating loss and tax credit carryforwards	84	87
Operating and finance lease liabilities	75	—
Accruals and reserves	38	41
Basis difference related to the Venture Agreement	19	19
Inventory costs	16	22
Other	18	21
Subtotal	369	290
Valuation allowance	(38)	(44)
Total deferred tax assets	331	246
Deferred tax liabilities
Fixed and intangible assets	(256)	(236)
Lease right-of-use assets	(68)	—
Low-income housing partnerships	(9)	(13)
Other	(24)	(18)
Total deferred tax liabilities	(357)	(267)
Net deferred tax assets (liabilities)	$(26)	$(21)

NOTE 16. INCOME TAXES (Continued)

The Company reviews its deferred tax assets for recoverability on a quarterly basis. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance were as follows as of June 30:

	2020	2019	2018
Valuation allowance at beginning of year	$(44)	$(43)	$(40)
Net decrease/(increase) for other foreign deferred tax assets	1	—	—
Net decrease/(increase) for foreign net operating loss carryforwards and tax credits	5	(1)	(3)
Valuation allowance at end of year	$(38)	$(44)	$(43)

As of June 30, 2020, the Company had foreign tax credit carryforwards of $32 for U.S. income tax purposes with expiration dates between fiscal years 2024 and 2030. Tax credit carryforwards in U.S. jurisdictions of $1 have expiration dates between fiscal year 2020 and 2029. Tax credit carryforwards in U.S. jurisdictions of $2 can be carried forward indefinitely. Tax credit carryforwards in foreign jurisdictions of $26 can be carried forward indefinitely. Tax benefits from foreign net operating loss carryforwards of $16 have expiration dates between fiscal years 2021 and 2036. Tax benefits from foreign net operating loss carryforwards of $7 can be carried forward indefinitely.
The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. The federal statute of limitations has expired for all tax years through June 30, 2015. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.
The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2020 and 2019, the total balance of accrued interest and penalties related to uncertain tax positions was $2 and $4, respectively. Interest and penalties related to uncertain tax positions included in income tax expense resulted in a net benefit of $2 in fiscal year 2020, a net benefit of $1 in fiscal year 2019, and a net expense of $1 in fiscal year 2018.
The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2020	2019	2018
Unrecognized tax benefits at beginning of year	$31	$47	$40
Gross increases - tax positions in prior periods	1	2	2
Gross decreases - tax positions in prior periods	(11)	(20)	(1)
Gross increases - current period tax positions	4	6	8
Gross decreases - current period tax positions	—	—	—
Lapse of applicable statute of limitations	(1)	(3)	(2)
Settlements	(2)	(1)	—
Unrecognized tax benefits at end of year	$22	$31	$47
Included in the balance of unrecognized tax benefits as of June 30, 2020, 2019 and 2018, were potential benefits of $17, $23 and $33, respectively, which if recognized, would affect the effective tax rate. Unrecognized tax benefits are not expected to significantly increase or decrease within the next 12 months.
During the year ended June 30, 2019, new facts and circumstances warranted the recognition of previously unrecognized federal, state, and foreign income tax benefits from prior years. The benefits that were recognized in the prior year were not material for any one jurisdiction or any one tax position.

NOTE 17. EMPLOYEE BENEFIT PLANS
Retirement Income Plans
The Company has various retirement income plans for eligible domestic and international employees. As of June 30, 2020 and 2019, the domestic retirement income plans were frozen for most participants, and the benefits of the domestic retirement income plans were generally based on either employee years of service and compensation or a stated dollar amount per year of service.
The Company contributed $13, $63 and $21 to its domestic retirement income plans during fiscal years 2020, 2019 and 2018, respectively. The Company’s funding policy is to contribute amounts sufficient to meet benefit payments and minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.
Retirement Health Care Plans
The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met or stated reimbursements up to a specified dollar subsidy amount. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain plans.
Benefit Obligation and Funded Status
Summarized information for the Company’s retirement income and retirement health care plans as of and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2020	2019	2020	2019
Change in benefit obligations:
Benefit obligation as of beginning of year	$604	$593	$34	$38
Service cost	1	1	—	—
Interest cost	20	23	1	2
Actuarial loss (gain)	43	26	4	(3)
Plan amendments	—	—	—	—
Translation and other adjustments	(1)	—	—	—
Benefits paid	(39)	(39)	(3)	(3)
Benefit obligation as of end of year	628	604	36	34
Change in plan assets:
Fair value of assets as of beginning of year	485	420	—	—
Actual return on plan assets	48	41	—	—
Employer contributions	13	63	3	3
Benefits paid	(39)	(39)	(3)	(3)
Translation and other adjustments	—	—	—	—
Fair value of plan assets as of end of year	507	485	—	—
Accrued benefit cost, net funded status	$(121)	$(119)	$(36)	$(34)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$52	$48	$—	$—
Current accrued benefit liability	(11)	(12)	(2)	(2)
Non-current accrued benefit liability	(162)	(155)	(34)	(32)
Accrued benefit cost, net	$(121)	$(119)	$(36)	$(34)
 For the retirement income plans, the benefit obligation is the projected benefit obligation. For the retirement health care plan, the benefit obligation is the accumulated benefit obligation (ABO).

NOTE 17. EMPLOYEE BENEFIT PLANS (Continued)

The ABO for all retirement income plans was $626, $603 and $592 as of June 30, 2020, 2019 and 2018, respectively.
Retirement income plans with ABO in excess of plan assets as of June 30 were as follows:

	ABO Exceeds the Fair Value of Plan Assets
	2020	2019
Projected benefit obligation	$172	$167
Accumulated benefit obligation	170	166
Fair value of plan assets	—	—

Net Periodic Benefit Cost
The net cost of the retirement income and health care plans for the fiscal years ended June 30 included the following components:

	Retirement Income			Retirement Health Care
	2020	2019	2018	2020	2019	2018
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	20	23	23	1	2	2
Expected return on plan assets	(19)	(18)	(19)	—	—	—
Amortization of unrecognized items	10	9	10	(3)	(3)	(3)
Total	$12	$15	$15	$(2)	$(1)	$(1)
As a result of adopting ASU No. 2017-07, “Compensation-Retirement Benefits (ASC 715),” effective July 1, 2018, net periodic benefit cost is reflected in Other (income) expense, net, for fiscal year 2019 and thereafter, and in Cost of products sold, Selling and administrative expenses and Research and development costs prior to fiscal year 2019.
Items not yet recognized as a component of postretirement expense as of June 30, 2020, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$240	$(13)
Prior service benefit	—	(1)
Net deferred income tax (assets) liabilities	(58)	4
Accumulated other comprehensive loss (income)	$182	$(10)
Net actuarial loss (gain) recorded in Accumulated other comprehensive net (loss) income for the fiscal year ended June 30, 2020, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) as of beginning of year	$236	$(18)
Amortization during the year	(10)	3
Loss (gain) during the year	14	2
Net actuarial loss (gain) as of end of year	$240	$(13)
The Company uses the straight-line amortization method for unrecognized prior service costs and benefits. In fiscal year 2021, the Company expects to recognize, on a pre-tax basis, $10 of the net actuarial loss as a component of net periodic benefit cost for the retirement income plans. In addition, in fiscal year 2021, the Company expects to recognize, on a pre-tax basis, $2 of the net actuarial gain as a component of net periodic benefit cost for the retirement health care plans.

NOTE 17. EMPLOYEE BENEFIT PLANS (Continued)

Assumptions
Weighted-average assumptions used to estimate the actuarial present value of benefit obligations were as follows as of June 30:

	Retirement Income		Retirement Health Care
	2020	2019	2020	2019
Discount rate	2.45%	3.41%	2.51%	3.35%
Rate of compensation increase	2.92%	2.86%	n/a	n/a

Weighted-average assumptions used to estimate the retirement income and retirement health care costs were as follows as of June 30:

	Retirement Income
	2020	2019	2018
Discount rate	3.41%	4.10%	3.70%
Rate of compensation increase	2.86%	2.87%	2.83%
Expected return on plan assets	3.95%	4.33%	4.43%

	Retirement Health Care
	2020	2019	2018
Discount rate	3.35%	4.01%	3.66%
The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.
Expected Benefit Payments
Expected benefit payments for the Company’s retirement income and retirement health care plans as of June 30, 2020, were as follows:

	Retirement Income	Retirement Health Care
2021	$38	$2
2022	53	2
2023	36	2
2024	37	2
2025	36	2
Fiscal years 2026 through 2030	179	10
Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.
Plan Assets
The target allocations and weighted average asset allocations by asset category of the investment portfolio for the Company’s domestic retirement income plans as of June 30 were:

	% Target Allocation		% of Plan Assets
	2020	2019	2020	2019
U.S. equity	5%	9%	5%	9%
International equity	5%	8%	5%	8%
Fixed income	90%	83%	90%	83%
Other	—%	—%	—%	—%
Total	100%	100%	100%	100%
The target asset allocation is determined based on the optimal balance between risk and return and, at times, may be adjusted to achieve the plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the domestic retirement income plan.

NOTE 17. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth by level within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30:

	2020
	Level 1	Level 2	Total
Cash equivalents	$3	$—	$3
Total assets in the fair value hierarchy	$3	$—	$3

Common collective trusts measured at net asset value
Bond funds			$444
International equity funds			36
Domestic equity funds			23
Real estate fund			1
Total common collective trusts measured at net asset value			504
Total assets at fair value			$507

	2019
	Level 1	Level 2	Total
Cash equivalents	$2	$—	$2
Total assets in the fair value hierarchy	$2	$—	$2

Common collective trusts measured at net asset value
Bond funds			$393
International equity funds			50
Domestic equity funds			39
Real estate fund			1
Total common collective trusts measured at net asset value			483
Total assets at fair value			$485
The carrying value of cash equivalents approximated their aggregate fair value as of June 30, 2020 and 2019.
Common collective trust funds are not publicly traded and were valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2020 and 2019.
The common collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds that have characteristics consistent with each trust’s overall investment objective and strategy.
Defined Contribution Plans
The Company has various defined contribution plans for eligible domestic and international employees. The aggregate cost of the domestic defined contribution plans was $54, $49 and $47 in fiscal years 2020, 2019 and 2018, respectively. The aggregate cost of the international defined contribution plans was $4, $4 and $3 for the fiscal years ended June 30, 2020, 2019 and 2018, respectively.

NOTE 18. SEGMENT REPORTING
The Company operates through SBUs which are also the Company’s operating segments. These SBUs are then aggregated into four reportable segments. In the fourth quarter of fiscal year 2020, the Company realigned its reportable segments following operational and systems integration. The Digestive Health and Dietary Supplements SBUs, previously included in the Household and Lifestyle reportable segments, respectively, were combined into a new Vitamins, Minerals and Supplements SBU, and the Home Care and Laundry SBUs, previously included in the Cleaning reportable segment, were combined to create the Cleaning SBU. These newly established SBUs, along with the Professional Products SBU, now make up the new Health and Wellness reportable segment due to their shared economic and qualitative characteristics. All periods presented have been recast to reflect this change. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning products, professional products, and vitamins, minerals and supplement products mainly marketed and sold in the U.S. Products within this segment include cleaning products such as laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Clorox® Scentiva®, Formula 409®, Liquid-Plumr®, Pine-Sol® and Tilex® brands; professional cleaning and disinfecting products under the CloroxPro™, Clorox Healthcare®, and Clorox® Total 360® brands and professional food service products under the Hidden Valley® brand; and vitamins, minerals and supplement products under the RenewLife®, Rainbow Light®, Natural Vitality®, NeoCell® and Stop Aging Now® brands.
•Household consists of grilling products; bags and wraps; and cat litter products marketed and sold in the U.S. Products within this segment include grilling products under the Kingsford® and Kingsford® Match Light® brands; bags and wraps under the Glad® brand; and cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands.
•Lifestyle consists of food products, water-filtration systems and filters, and natural personal care products marketed and sold in the U.S. Products within this segment include dressings and sauces, primarily under the Hidden Valley® brand; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® brand.
•International consists of products sold outside the U.S. Products within this segment include laundry additives; home care products; water-filtration systems and filters; digestive health products; grilling products; cat litter products; food products; bags and wraps; natural personal care products; and professional cleaning and disinfecting products primarily under the Clorox®, Ayudin®, Clorinda®, Poett®, Pine-Sol®, Glad®, Brita®, RenewLife®, Ever Clean® and Burt’s Bees® brands.
Certain non-allocated administrative costs, interest income, interest expense and various other non-operating income and expenses are reflected in Corporate. Corporate assets include cash and cash equivalents, prepaid expenses and other current assets, property and equipment, operating lease right-of-use assets, other long-term assets and deferred taxes.

NOTE 18. SEGMENT REPORTING (Continued)

	Fiscal Year	Health and Wellness	Household	Lifestyle	International	Corporate	Total Company
Net sales	2020	$2,749	$1,795	$1,154	$1,023	$—	$6,721
	2019	2,422	1,774	1,048	970	—	6,214
	2018	2,223	1,849	1,024	1,028	—	6,124
Earnings (losses) before income taxes	2020	766	347	320	116	(364)	1,185
	2019	570	337	264	96	(243)	1,024
	2018	550	384	253	84	(217)	1,054
Income from equity investees included in Other (income) expense, net	2020	—	—	—	20	—	20
	2019	—	—	—	15	—	15
	2018	—	—	—	12	—	12
Total assets	2020	2,145	810	956	1,010	1,292	6,213
	2019	1,958	806	943	1,027	382	5,116
Capital expenditures	2020	72	94	46	20	22	254
	2019	63	80	26	26	11	206
	2018	61	72	22	33	6	194
Depreciation and amortization	2020	64	65	22	22	7	180
	2019	66	64	20	25	5	180
	2018	54	62	21	24	5	166
Significant non-cash charges included in earnings (losses) before income taxes:
Stock-based compensation	2020	13	9	6	1	21	50
	2019	15	11	7	1	9	43
	2018	14	11	7	1	20	53

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.
Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 25%, 25% and 26% of consolidated net sales for each of the fiscal years ended June 30, 2020, 2019 and 2018, respectively, and occurred across all of the Company’s reportable segments. No other customers accounted for 10% or more of the Company’s consolidated net sales in any of these fiscal years.

NOTE 18. SEGMENT REPORTING (Continued)
The following table provides Net sales as a percentage of the Company’s consolidated net sales, disaggregated by SBU under the new reporting structure, for the fiscal years ended June 30:

	2020	2019	2018
Cleaning	30%	28%	28%
Professional Products	7%	6%	6%
Vitamins, Minerals and Supplements	4%	5%	3%
Health and Wellness	41%	39%	37%
Bags and Wraps	12%	13%	14%
Cat Litter	7%	7%	7%
Grilling	8%	8%	9%
Household	27%	28%	30%
Food Products	9%	9%	9%
Natural Personal Care	4%	5%	4%
Water Filtration	4%	3%	3%
Lifestyle	17%	17%	16%
International	15%	16%	17%
Total	100%	100%	100%
 During fiscal year 2020, the Company’s Charcoal SBU within the Household reportable segment was renamed the Grilling SBU to reflect a broader strategic view of the category. There has been no change to the composition of the Grilling SBU or the Household reportable segment; therefore, no prior periods were restated.
The Company’s products are marketed and sold globally. The following table provides the Company’s global product lines, which were sold in the U.S. (including the Professional Products SBU) and International, that accounted for 10% or more of consolidated net sales for the fiscal years ended June 30:

	2020	2019	2018
Cleaning products	43%	40%	41%
Bags and wraps	15%	16%	18%
Food products	10%	10%	10%
Grilling products	8%	9%	10%
Net sales and property, plant and equipment, net, by geographic area for and as of the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2020	$5,725	$996	$6,721
	2019	5,281	933	6,214
	2018	5,135	989	6,124
Property, plant and equipment, net	2020	1,005	98	1,103
	2019	929	105	1,034

NOTE 19. RELATED PARTY TRANSACTIONS
The Company holds various equity investments with ownership percentages of up to 50% in a number of consumer products businesses, most of which operate outside the United States. The equity investments, presented in Other assets and accounted for under the equity method, were $62 and $57 as of the fiscal years ended June 30, 2020 and 2019, respectively. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of an equity investment.
Transactions with the Company’s equity investees typically represent payments for contract manufacturing and purchases of raw materials. Payments to related parties, including equity investees, for such transactions during the fiscal years ended June 30, 2020, 2019 and 2018 were $55, $56 and $55, respectively. Receipts from and ending accounts receivable and payable balances related to the Company’s related parties were not significant during or as of the end of each of the fiscal years presented.

NOTE 20. SUBSEQUENT EVENT
On July 9, 2020, the Company increased its investment in each of the two entities comprising its joint venture in the Kingdom of Saudi Arabia for a total purchase price of approximately $100. The joint venture offers customers in the Gulf region a range of cleaning and disinfecting products. The Company has previously accounted for its 30 percent investment of $27 and $25 as of June 30, 2020 and 2019, respectively, under the equity method of accounting. Subsequent to the closing of this transaction, the Company’s total ownership interest in each of the entities increased to 51 percent. The Company will consolidate this joint venture into the Company's consolidated financial statements from the date of acquisition and reflect the operations and expected goodwill and intangible assets within the International reportable segment. The equity and income attributable to the other joint venture owners will be recorded and presented as noncontrolling interests. As a result of this transaction, the carrying value of the Company’s previously held equity investment will be remeasured to fair value, which is expected to result in a significant non-recurring, non-cash gain to be recorded in Other (income) expense, net.
The Company is currently in the process of finalizing the accounting for the increased investment and expects to record the transaction in the first quarter of fiscal year 2021, including the remeasurement of the previously held equity investment as well as the allocations of the purchase consideration to the assets acquired and liabilities assumed, the preexisting license arrangements between the Company and the joint venture, and valuations of the noncontrolling interests in the joint venture. Pro forma results reflecting this transaction will not be presented because it is not significant to the Company's consolidated financial results.

NOTE 21. UNAUDITED QUARTERLY DATA

Dollars in millions, except per share data	Quarters Ended
	September 30	December 31	March 31	June 30	Full Year
Fiscal year ended June 30, 2020
Net sales	$1,506	$1,449	$1,783	$1,983	$6,721
Cost of products sold	$843	$810	$951	$1,054	$3,658
Net earnings	$203	$185	$241	$310	$939
Net earnings per share:
Basic net earnings per share	$1.61	$1.48	$1.92	$2.45	$7.46
Diluted net earnings per share	$1.59	$1.46	$1.89	$2.41	$7.36
Dividends declared per share	$1.06	$1.06	$1.06	$1.11	$4.29

Fiscal year ended June 30, 2019
Net sales	$1,563	$1,473	$1,551	$1,627	$6,214
Cost of products sold	$885	$830	$878	$893	$3,486
Net earnings	$210	$182	$187	$241	$820
Net earnings per share:
Basic net earnings per share	$1.65	$1.42	$1.46	$1.91	$6.42
Diluted net earnings per share	$1.62	$1.40	$1.44	$1.88	$6.32
Dividends declared per share	$0.96	$0.96	$0.96	$1.06	$3.94

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

	Years ended June 30
Dollars in millions, except per share data	2020	2019	2018	2017	2016
OPERATIONS
Net sales	$6,721	$6,214	$6,124	$5,973	$5,761
Gross profit	3,063	$2,728	$2,675	$2,671	$2,598
Earnings from continuing operations	$939	$820	$823	$703	$648
(Losses) earnings from discontinued operations, net of tax	—	—	—	(2)	—
Net earnings	$939	$820	$823	$701	$648
COMMON STOCK
Earnings per share
Continuing operations
Basic	$7.46	$6.42	$6.37	$5.45	$5.01
Diluted	7.36	6.32	6.26	5.35	4.92
Dividends declared per share	4.29	3.94	3.60	3.24	3.11
	As of June 30
Dollars in millions	2020	2019	2018	2017	2016
OTHER DATA
Total assets (1) (2)	$6,213	$5,116	$5,060	$4,573	$4,510
Long-term debt (1)	2,780	2,287	2,284	1,391	1,789

(1) Amounts for the fiscal years ended June 30, 2016 have been retrospectively adjusted to conform to the presentation of debt issuance costs required by ASU No. 2015-03, “Interest - Imputation of Interest (ASC 835-30): Simplifying the Presentation of Debt Issuance Costs.”
(2) As a result of adopting ASU No. 2016-02, “Leases (ASC 842),” the Company has included operating right-of-use assets within Total assets as of June 30, 2020. See Note 1 for more information.